RENAULT

Investor Relations Department
Finance Department
API : FR QLG V15 3 55
13-15 quai Alphonse Le Gallo
92513 Boulogne Billancourt cedex - FRANCE

Phone: +33 (0)1 76 84 04 04
Fax : +33 (0)1 76 89 13 30
Internet : www.renault.com

RECEIVED
2008 APR -1 A 10:
...ICE OF INTERNATIONAL
CORPORATE FINANCE

BY RAPID MAIL

Securities and Exchange Commission
Office of International Corporate Finance
Chief Councel
450 Fifth Street N.W.
WASHINGTON, D.C. 20549
[redacted]

March 25, 2008
S. 0760 - VD / AM

08001590

SUPPL

RE : **File N° 82-4001/RENAULT**
Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Gentlemen,

Please find enclosed herewith information with respect to Renault required by subparagraph (b) (1) (iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Act") to maintain its exemption from the registration requirements of Section 12(g) of the Act.

Following is information considered by Renault to be material pursuant to paragraphs (b) (i) and (b) (3) of the Rule that it (i) has made public pursuant to the laws of France; (ii) has filed with a stock exchange on which its securities are traded (the Paris Bourse or the Luxembourg Stock Exchange) and which is made public by such exchange ; or (iii) has distributed to its security holders since Renault's last submission dated december, 2003. English-language versions, translations summaries or descriptions of these documents, as required by paragraph (b) (4) of the Rule, are enclosed herewith, as indicated.

As stated in paragraph (5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b) (1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Act and that neither this letter, nor the furnishing of such documents and information constitutes an admission for any purpose that Renault is subject to the Act.

If you have any questions regarding this request, please contact the undersigned at +33 (0) 1 76 84 53 09 (telephone) or 33 (0) 1 76 89 13 30 (facsimile) or veronique.dosdat@renault.com (email).

Very truly yours,

PROCESSED
APR 0 3 2008
THOMSON
FINANCIAL

Véronique DOSDAT

4/1

(Attachments)

ISSUER : Renault SA	
Rule 12g3-2(b)	Exemption (SEC File n° : 82-4001)

Most d*ocuments are available in French and in English on Renault web site:* *www.renault.com and on the AMF (French Market Authority) www.amf-france.org*

Documents included pursuant to Rule 12g3-2(b):

Periodic reports and documents since October 25, 2007:

- 2007 Renault commercial results (January 4, 2008)
  Exhibit A :

- 2007 Renault revenues (February 14, 2008)
  Exhibit B :
  - Press release *(Exhibit B.1)*
  - 2007 earnings report *(Exhibit B.2)*
  - Presentation slides show *(Exhibit B.3)*

Material press releases and information made public by Renault since October 25, 2007:

- All material press releases since October, 2007.
  Exhibit C

  - Renault becomes the strategic partner of AvtoVAZ (December 8, 2007) *(Exhibit C.1)*

  - Modification of the partnership agreement in India (January 8, 2008) *(Exhibit C.2)*

  - Renault disclosure of trading in own shares - from October 22, 2007 to January 25, 2008 – as per the share buy-back program approved by the last General Meeting held on May 2, 2007) *(Exhibits C.3a to C.3f)*

  - Renault-Nissan and Project Better Place prepare for first mass marketed electric vehicles (January 21, 2008) *(Exhibit C4)*

- Disclosure on capital (February 27, 2008)
  (Exhibit C5)

- Renault and AvtoVAZ confirm their strategic partnership (February 29, 2008)
  (Exhibit C6)

- Appointment EVP leader of Asia-Africa MRC and GEC (March 12, 2008)
  (Exhibit C7)

RENAULT

COMMUNIQUÉ DE PRESSE

January 4, 2008

2007 SALES RESULTS

RENAULT RETURNS TO GROWTH

- **Worldwide sales for the Renault group increased by 2.2% in 2007 to 2,487,453 units. The Group's share of the world market was 3.6%.**
- **The France and Europe Regions returned to growth in the second half-year, with an acceleration in the last quarter.**
- **The Group continued to expand internationally, increasing sales outside Europe by 16.5% to 863,187 units, representing nearly 35% of the Renault group's total vehicle sales.**
- **Renault brand sales rose by 1% and Dacia sales increased by 17.4%, while those of Renault Samsung Motors slipped by 1.4%.**
- **Logan confirmed its success, with 367,745 units sold under the Renault and Dacia brands, for an increase of over 48%.**
- **2007 marked the launch of the Group's product offensive with the introduction of Logan Van, New Twingo, New Laguna sedan and station wagon, QM5, and Sandero. The Group is stepping up the offensive in 2008 with the launch of nine new models.**

"The 2007 sales results are in line with our forecasts: down in the first-half of the year and back to growth in the second half, driven by new products like New Twingo and New Laguna." Patrick Blain, Executive Vice President, Sales and Marketing

| France & Europe Regions: winning back sales

In a highly competitive European market that showed slight growth, Renault group sales (PC and LCV) fell 4.1% to 1,624,266 units. The Group returned to growth in the second half of the year, and sales were up sales 4.8% in the fourth quarter.
Renault brand sales contracted by 6.1%, while those of Dacia rose 67.7% to 79,672 units.

In France, Renault retained its leading position with 594,069 registrations and market share of 23.5% (PC and LCV[1]). The **Dacia** brand grew its sales by 74.1%, obtaining 1.3% of the market and placing 13th in the passenger car brand rankings.
In Europe[2], **Renault** took 8.4% of the overall PC and LCV market, claiming 7.6% of the passenger car market and maintaining its number one position in LCVs with a market share of 14.2%.
Dacia continued to grow, with registrations up 67.8% to 79,621 units. The brand is winning new customers with Logan and Logan MCV, the first vehicles of their kind in Europe.
With the launch of **New Twingo** in June and **New Laguna** in October, the Renault brand started to win back sales in Europe.

[1] Pc+LCV : Passenger Cars and Light Commercial Vehicles
[2] Europe : France+Europe Regions

Direction de la Communication
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 89 08 56
Sites : www.renault.com & www.media.renault.com

| Euromed Region: the Renault group number one in three markets

In the growing markets of the Euromed Region, Group sales (PC and LCV) increased **11.4%** with **424,085** units sold, thanks to an excellent performance by the Renault brand.

In the fast-growing **Russian** market (up 36.2%), Group sales rose by 39.6%. Sales passed the **100,000** mark for the first time on strong performances from all models, especially Logan (67,844 units), sold under the Renault brand. Sales were up 33.5% in **Ukraine** with over 14,400 registrations.

The Group led the **Romanian** market, selling **134,449** vehicles for a **38.3%** market share, driven by the Logan range. Dacia confirmed its leadership with 29% of the market , followed in second place by Renault, with a market share of 9.2%.

The Renault group strengthened its leadership in the growth markets of **Algeria** and **Morocco**, with sales up 27.5% in Algeria and 12.8% in Morocco. The Group continues to head the Moroccan market with a market share of 30.1%.

In **Turkey**, where the PC market shrank by 4.8%, Renault once again led car sales with a 16.7% market share and 59,458 units sold thanks to Mégane 2 and Thalia.

| Americas Region: sustained growth

In dynamic markets that expanded by 18.2%, **Renault group** sales (PC and LCV) increased by 33.4% to 247,403 units, mainly under the Renault brand. The Group achieved significant growth in Argentina (39%), Brazil (42.9%) and Venezuela (133%). Group sales outpaced the market in all three countries.

Sales in **Argentina** increased to 66,994 units, for a 12.5% market share. The Group set a sales record in Brazil with 73,875 units sold. Sales were up 17.8% to 39,089 in Colombia, where Logan was launched in 2005, with Renault consolidating its position as the number-two carmaker. Sales doubled in Venezuela to more than 29,000.

Manufactured at the Curitiba plant in Brazil since April, Logan is sold under the Renault brand in Argentina and Brazil, where it has proven a resounding success with over 16,500 units sold in just six months. Renault has extended its range with Sandero, a handsome five-door hatchback. Developed on the Logan platform and also produced at Curitiba, Sandero was launched in December 2007 in Brazil and is due for release in Argentina in February 2008.

| Asia-Africa Region: new markets, new opportunities

Group sales were up 9.8% in this region, where the market grew by 4.2%.

Renault brand sales increased 35.5% to 71,145 units (PC and LCV).

In **South Korea**, Renault Samsung Motors sales slipped a slight 1.4% to 117,376 vehicles. QM5, the Group's first cross-over, was launched in mid-December. Conceived and designed by Renault, developed by Nissan and manufactured by RSM, it will be marketed as Koleos outside South Korea in spring 2008. Ultimately, roughly 50% of production will be exported.

In **India**, where Logan production began at the Mahindra plant in Nashik in April, the network is gradually developing, and nearly 18,000 Logans have already been delivered. Logan topped its segment in the JD Power IQS[3] and APEAL[4] 2007 rankings for the region.

In **Iran**, Tondar 90 (Logan) came off to a successful start, with more than 85,000 orders in the first week. Over 10,000 vehicles have already been delivered. Ramp-up is slower than expected owing to a difficult economic context. Corrective measures have been taken and the sales objectives remain unchanged for the coming years.

[3] IQS : Initial Quality Service Study
[4] APEAL : Automotive Performance Execution and Layout Study

| Top products in 2007

New Twingo: feisty, practical and connected
Renault has sold over 56,000 **New Twingos** since the vehicle was launched in France, Italy and Slovenia in mid-June, and in a dozen other European countries in second-half 2007. New Twingo leads its segment in France with unit sales of 32,408.

New Laguna: driving pleasure with complete peace of mind
New Laguna, the emblem of the commitment to quality made in Renault's business plan, was launched in October within the space of a few days across 15 European countries, where it was very well received. Two and a half months later, Renault has sold 22,700 units, of which more than 12,000 in France. Since its launch, New Laguna has led its segment in France with a high-end version mix. The 110hp dCi version sets a record for the lowest CO2 emissions in the category – at just 130 grams per kilometer – illustrating Renault's eco^2 environmental approach. **New Laguna Estate** is set for launch in European dealerships to meet strong demand for station wagons in countries such as Italy, where they account for 61% of the market, or Germany (58%).

Light commercial vehicles: Renault the undisputed leader for ten years
With 14.2% market share, Renault dominated the European LCV market for the **tenth consecutive year** on strong performances by **Kangoo Express**, **Trafic** and **Master**. **Kangoo Express** maintained its second place in the compact van segment through to the end of the year, with market share of 18% four weeks before the launch of the replacement model.

The Logan family's worldwide success
The Group has sold more than **783,000** Logans worldwide since they were launched in September 2004. The year 2007 was important for the program, with the start of production in Iran, India and Brazil. Logan is now manufactured in seven countries and marketed in 55, under the Renault and Dacia brands. Logan sales totaled **367,745** in 2007, up 48% on 2006. **Logan MCV** was launched between January and June 2007 throughout Europe, in Turkey and Algeria, and in some African and Near Eastern markets. **Logan Van** was introduced in Romania and Bulgaria in February 2007. **Sandero**, the latest vehicle based on the Logan platform, went to market in Mercosur at end-2007. The Dacia version of Sandero will be produced from 2008 at the Pitesti plant in Romania for markets in Europe and the Maghreb. The range will also be extended to include the **pick-up model**, revealed in Frankfurt in September 2007.

| Outlook

Four new models will be launched in the first two months of 2008: the passenger car and LCV versions of New Kangoo, Clio Estate and Grand Modus. Phase 2 of the Modus will be released as well, together with five other models in 2008.

In Europe[5], the product offensive will be rounded out by the arrival of Koleos and Dacia's Sandero to boost the Group's growth in the Region. The full effect of Laguna Estate, the last product to be launched in 2007, will be felt in 2008.
After launching the Renault eco^2 signature in May, Renault has confirmed its objective of selling one million vehicles emitting less than 140 g/km of CO2 in Europe[6] in 2008.

Outside Europe, the Group is enjoying sustained sales growth, particularly in the Asia-Africa and Americas Regions, as production ramps up in India, Iran and Brazil.

"We are stepping up the product offensive in 2008 with the launch of nine new models. The three brands will contribute to the solid growth of the Renault group. We are forecasting a sales increase in each Region, with overall growth of over 10%." Patrick Blain, Executive Vice President, Sales and Marketing

Press contact:
Isabelle Meillier
Renault Press: +33 1 76 84 64 69 – Internet sites: www.media.renault.com and www.renault.com

[5] Europe : France and Europe Regions
[6] Europe : European Union, 27 countries

Sales total by brand

	December*			Total		
	December 2007	December 2006	% variation	2007	2006	% variation
RENAULT						
PC	138 841	122 101	+13.7%	1 746 066	1 736 608	+0.5%
LCV	33 969	33 325	+1.9%	390 908	378 964	+3.2%
PC+LCV	**172 810**	**155 426**	**+11.2%**	**2 136 974**	**2 115 572**	**+1.0%**
RENAULT - SAMSUNG-MOTORS	0	0				
VP	**11 774**	**11 282**	**+4.4%**	**120 006**	**121 660**	**-1.4%**
DACIA	0	0				
PC	20 317	15 334	+32.5%	217 130	184 528	+17.7%
LCV	2 371	773	+206.7%	13 343	11 850	+12.6%
PC+LCV	**22 688**	**16 107**	**+40.9%**	**230 473**	**196 378**	**+17.4%**
RENAULT Group	0	0				
PC	170 932	148 717	+14.9%	2 083 202	2 042 796	+2.0%
LCV	36 340	34 098	+6.6%	404 251	390 814	+3.4%
PC+LCV	**207 272**	**182 815**	**+13.4%**	**2 487 453**	**2 433 610**	**+2.2%**

Total PC+LCV Group sales by region

	December*			Total		
	December 2007	December 2006	% variation	2007	2006	% variation
France	55 742	50 235	+11.0%	656 747	668 679	-1.8%
Europe* (excl. France)	65 531	61 874	+5.9%	967 519	1 024 224	-5.5%
Total France + Europe	**121 273**	**112 109**	**+8.2%**	**1 624 266**	**1 692 903**	**-4.1%**
Euromed **	46 458	40 642	+14.3%	424 085	380 657	+11.4%
Americas	20 573	14 548	+41.4%	247 403	185 438	+33.4%
Asia-Africa	18 968	15 516	+22.2%	191 699	174 612	+9.8%
Total excl. France + Europe	**85 999**	**70 706**	**+21.6%**	**863 187**	**740 707**	**+16.5%**
Total	**207 272**	**182 815**	**+13.4%**	**2 487 453**	**2 433 610**	**+2.2%**

* Sales
** Europe = appendix 1

TOP 10 Year to Date December 2007

Countries	Volumes PC+LCV (1)	Market share
FRANCE	626 706	24.8%
SPAIN+CANARY ISLANDS	198 830	10.5%
GERMANY	158 217	4.7%
UNITED KINGDOM	149 041	5.4%
ITALY	143 748	5.3%
ROMANIA*	134 449	38.3%
SOUTH KOREA**	117 376	9.3%
RUSSIA	101 166	3.9%
TURKEY	91 090	15.4%
BRAZIL	73 875	3.1%

(1) Registrations

* Dacia	102 062
* Renault	32 387
** Renault Samsung Motors	117 376

Logan sales by brand and Regions

Brands	Regions	2004	2005	2006	2007	Total
Dacia	Americas		162	417	585	**1164**
	Asia & Africa	2	1412	2952	3178	**7544**
	Euromed	20751	103301	133707	147035	**404794**
	Europe	2080	20511	28605	46809	**98005**
	France		9798	18791	32688	**61277**
Total Dacia		**22833**	**22833**	**135184**	**184472**	**230295**
Renault	Americas		2858	13811	41238	**57907**
	Asia-Africa				28368	**28368**
	Euromed		7057	49323	67844	**124224**
Total Renault				**9915**	**63134**	**137450**
Total		22833	145099	247606	367745	783283

The top 10 Logan markets

Ranking	Country	Brand	Sales in 2007
1	Romania	Dacia	102062
2	Russia	Renault	67844
3	France	Dacia	32688
4	India	Renault	17706
5	Germany	Dacia	17301
6	Brazil	Renault	14764
7	Venezuela	Renault	13379
8	Morocco	Dacia	12639
9	Iran	Renault	10657
10	Ukraine	Dacia	9350

Logan sales by models

	2007
Logan	279 110
Logan MCV	81 251
Logan Van	7 384
Total	**367 745**

APPENDIX 1

Countries by region

Americas	**Asia & Africa**	**EuroMed**	**Europe *(excluding France)***	**France**
Colombia Costa Rica Cuba Ecuador Honduras Mexico Nicaragua Panama Salvador Venezuela Dominican Republic Guadeloupe French Guyana Martinique Argentina Brazil Bolivia Chile Paraguay Peru Uruguay	**ASIA PACIFIC** Australia Indonesia Japan Malaysia New Caledonia New Zealand Singapore Tahiti Thailand Brunei **INDIA** **MIDDLE EAST & French-speaking Africa** Egypt Jordan Lebanon Libya Saudi Arabia Pakistan Gulf countries Syria + *French-speaking African countries* **AFRICA & INDIAN OCEAN** South Africa + *sub-Saharan African countries* Indian Ocean Islands **KOREA** **IRAN** **CHINA** Hong-Kong Taiwan Israel	Bulgaria Moldavia Romania Armenia Belarus Georgia Kazakhstan Russia Ukraine Azerbaïdjan Turkey Algeria Morocco Tunisia	Austria Baltic States Belgium/Luxembourg Bosnia Croatia Cyprus Czech Republic Denmark Finland Germany Greece Hungary Ireland Iceland Italy Kosovo Macedonia Malta Montenegro Netherlands Norway Poland Portugal Serbia Slovakia Slovenia United Kingdom Spain Sweden Switzerland	Metropolitan France

February 14, 2008

RENAULT REPORTS OPERATING MARGIN OF 3.3% AND NET PROFIT OF €2.734 BILLION

- **Global sales increased by 2.1%.**
- **The operating margin rose 27.4% to €1.354 billion.**
- **Net profit comes to €2.734 billion, down 7.6%.**
- **The debt to equity ratio improved by 2 points to 9.5% at December 31, 2007.**

"Thanks to the dedication of the men and women at Renault, we ended 2007 ready to ensure the success of Renault Commitment 2009". Carlos Ghosn, President and CEO of Renault

OPERATING MARGIN EXCEEDS THE OBJECTIVE

Group revenues came to **€40.682 billion,** rising 1.8% versus 2006 on a comparable basis.

The **Automobile Division** contributed €38.679 billion to Group revenues, up 1.6%.

- The contribution to revenues from the France and Europe Regions dropped by 2.6%.
- All other Regions made a positive contribution to revenue growth, with a total increase of 3.1%.

The **Sales Financing Division**, RCI Banque, contributed €2.003 billion, up 4.8%, to Group revenues.

In 2007, the Group's **operating margin** rose 27.4% to **€1.354 billion, or 3.3%** of revenues compared with 2.6% in 2006.
The operating margin of the **Automobile Division** was up **54.5%** to €882 million, representing 2.3% of revenues, thanks to continued cost reductions, growth in international operations and the competitiveness of the LCV range. Taking into account the negative impact of rising raw material costs, purchasing savings amounted to €390 million. Manufacturing and logistical costs declined by €137 million and general and administrative expenses were cut by €44 million.

The **Sales Financing Division** contributed €472 million to the Group's operating margin compared with €492 million in 2006.

NET PROFIT OF €2.734 BILLION

Group **operating income** came to **€1.238 billion,** rising 41.2% compared with 2006. Renault earned **€1.675 billion** from its share in the net income of associated companies, of which €1.288 billion came from Nissan and €352 million from AB Volvo.

Net profit is €2.734 billion, compared with €2.960 billion in 2006.

Direction de la Communication
1964 rue du Vieux Pont de Sèvres 92109 Boulogne Billancourt cedex - France
Tél. : +33 (0)1 76 84 63 36 ou +33 (0)1 76 84 64 69 - Fax: +33 (0)1 76 89 08 58 ou +33 (0)1 76 89 08 59
Internet : www.renault.com & www.media.renault.com

A SOUND FINANCIAL POSITION

Automotive net financial debt stood at **€2.088 billion** on December 31, 2007, representing 9.5% of shareholders' equity, versus 11.5% at the end of 2006. This improvement is attributable to the increase in cash flow from automotive operations, sound management of capital expenditure and reasonably stable working capital requirements. Automobile operations generated **free cash flow** of €961 million.

Renault's **shareholders' equity** rose by €998 million to **€22.069 billion** at the end of December 2007.

RENAULT COMMITMENT 2009: AFTER TWO YEARS OF IN-DEPTH CHANGE, RENAULT IS BETTER POSITIONNED TO MEET ITS CHALLENGES

Quality
The number of incidents recorded after three months on the road has been halved and one-year warranty expenses fell 25% between 2005 and 2007.
The share of "fully satisfied customers" rose by 6.3 points during these two years, representing an additional 700,000 individual customers.

Profitability
Profitability has been improved by wide-ranging efforts to boost productivity and cut costs across the entire company. The work of the Regional Management Committees has diversified the sources of profit. The profitability of the Logan program advanced considerably in 2007. The company is on track to meet its 6% operating margin commitment in 2009.

Growth
The product offensive launched in 2007 is the engine of Renault's growth with a product line-up that has been revamped (Clio, Twingo, Laguna, Kangoo) and extended to new segments (Logan Van, Sandero, Koleos, Grand Modus, Clio Estate).
Capacity increases abroad and partnerships in India, Morocco and Russia form the cornerstone of the Group's quickening expansion into high-growth, emerging automobile markets. Buoyed by Logan, the profitable growth on international markets, where 35% of Group sales are generated, benefits the entire Renault brand.
Renault is also working on a wide range of clean and affordable technologies, such as eco2, downsizing and zero-emission vehicles using fuel cells or electrical power. Its objective is to make environmentally friendly mobility a feasible option for all customers.

2008 OUTLOOK

In a less favorable macro-economic environment in 2008, Renault can count on the impact of nine new product launches globally and on its expansion into the most dynamic and growing markets for auto sales in the world.
Renault therefore confirms its operating margin target of 4.5% for the year and an increase of more than 10% in Group sales compared to 2007.
At the Annual General Meeting of Shareholders, Renault will propose a dividend payment of €3.8 per share in 2008 on 2007 earnings, compared with a payment of €3.10 in 2007 on 2006 earnings. That proposal is in line with the announcement of steadily increasing dividends under Renault Commitment 2009.

Press Contact
Renault Press: Gita Roux +33 (0)1 76 84 64 69
Websites : www.media.renault.com – www.renault.com

Renault group consolidated revenues[1] by division

€ million	2007	2006 restated	2006 published	% change 2007 /2006 restated
Automobile	**38,679**	38,058	39,605	**+ 1.6%**
Sales financing	**2,003**	1,911	1,923	**+ 4.8%**
Total	**40,682**	39,969	41,528	**+ 1.8%**

[1] *On a comparable basis with 2007*

Operating margin by division

€ million	2007			2006
		1er sem.	2e sem.	
Automobile *% of revenues*	**882** *2.3%*	455 *2.3%*	427 *2.2 %*	571
Sales financing *% of revenues*	**472** *23.6%*	267 *26.8%*	205 *20.3 %*	492
Total *% of Renault group revenues*	**1,354** *3.3%*	722 *3.5%*	632 *3.1%*	1,063 *2.6%*

Consolidated results of the Renault group

€ million	2007	2006
Operating margin	1,354	1,063
Operating income	1,238	877
Financial income	76	61
Share in income of associated companies:	1,675	2,260
- Nissan	1,288	1,871
- AB Volvo	352	384
Group pre-tax income	2,989	3,215
Current and deferred tax	(255)	(255)
Group net profit	2,734	2,960
Minority interests	(65)	(74)
Net income – Group share	2,669	2,886

2007 FINANCIAL RESULTS



RENAULT

2007 FINANCIAL RESULTS

ANALYST CONFERENCE

Carlos GHOSN
PRESIDENT & CEO


2007 COMMERCIAL RESULTS
World
+ 2.1%
2,434
2,484
2006
2007
Europe
- 5.6%
1,024
967
2006
2007
France
- 1.8%
2006
2007
France
+ Europe
- 4.1%
+ 32.2%
185
245
2006
2007
EuroMed
+ 11.5%
381
424
2006
2007
Asia Africa
+ 9.8%
175
192
2006
2007
International
+ 16.3%
Thousand units (Cars + LCVs)
2007 FINANCIAL RESULTS
FEBRUARY 14th 2008
2

2007 FINANCIAL RESULTS

(million euros)	2006	2007	Change
Worldwide sales – in K units	2,434	**2,484**	**+ 2.1%**
Revenues	40,332	**40,682**	**+ 1.8%(1)**
Operating margin	1,063	**1,354**	**+ 27.4%**
in % of revenues	*2.6%*	*3.3%*	***+ 0.7pt***

(1) On a consistent basis, FY2006 = €39,969m

OPERATING PROFIT VARIANCE ANALYSIS


1,063
CHANGE 2007 / 2006 : + €291m
1,354
- 270
Raw
materials
Volume
+ 210
Manufacturing
& Logistics
+ 137
- 154
Currency
- 241
Mix / Price
Enrichment
+ 390
Purchasing
- 152
Warranty
R&D
+ 134
G&A
+ 44
- 20
Sales
Financing
- 57
Others
(million euros)
2006
2007

2007 FINANCIAL RESULTS

(million euros)	2006	2007	Change
Worldwide sales – in K units	2,434	**2,484**	**+ 2.1%**
Revenues	40,332	**40,682**	**+ 1.8%**(1)
Operating margin	1,063	**1,354**	**+ 27.4%**
in % of revenues	*2.6%*	*3.3%*	*+ 0.7pt*
Other operating income & expenses	- 186	**- 116**	**+ 37.6%**
Associated companies	2,277	**1,675**	**- 26.4%**
Net income	2,960	**2,734**	**- 7.6%**
Automobile net financial debt	2,414	**2,088**	**- 13.5%**

(1) On a consistent basis, FY2006 = €39,969m



AUTOMOBILE NET FINANCIAL DEBT EVOLUTION
Dec 31st 2007: €2,088m
+ 4,552
Cash Flow
+ 936
Dividends received
from associated companies
- 2,169
Net
investments
- 109
Leased
vehicles
- 2,278
Net tangible & intangible
investments
- 1,287
Development expenses
capitalized
- 26
Change
in WCR
+ 961
Free
Cash Flow
- 913
Dividends paid
+ 37
Fair
value
+ 241
Others
+ 326
Net debt
decrease
(million euros)
2007 FINANCIAL RESULTS
FEBRUARY 14th 2008
6

INVESTMENT AND R&D EXPENSES

In % of group revenues
Cash impact (excl. IAS 38)



R&D Expenses
Net investments
14%
12%
10%
8%
6%
4%
2%
0%
11.7%
4.9%
6.8%
10.3%
4.6%
5.7%
10.0%
4.9%
5.2%
9.9%
5.5%
4.4%
11.5%
6.0%
5.5%
11.4%
6.1%
5.3%
2002
2003
2004
2005
2006
2007

AUTOMOBILE NET FINANCIAL DEBT EVOLUTION



Dec 31st 2007: €2,088m
+ 4,552
Cash Flow
+ 936
Dividends received
from associated companies
- 109
Leased
vehicles
- 2,278
Net tangible & intangible
investments
- 2,169
Net
investments
- 1,287
Development expenses
capitalized
- 26
Change
in WCR
+ 961
Free
Cash Flow
- 913
Dividends paid
+ 37
Fair
value
+ 241
Others
+ 326
Net debt
decrease
(million euros)

DIVIDENDS


in € per share
Dividends paid
+ 33%
+ 29%
+ 23%
1.8
2.4
3.1
3.8
2005
2006
2007
2008

QUALITY

PRODUCT

- Number of defects at the end of the assembly line divided by 6
- Number of incidents at 3-month cut by half
- Some vehicles of our range already Top3 of their segment
- New Laguna on track

SERVICE

- 700,000 additional customers « fully satisfied »

COST REDUCTION

	2007 vs 2005	2009 Objectives
Purchasing performance	- 9.1%	- 14%*
Manufacturing	- 5.4%	- 12%
Logistics	- 7.3%	- 9%
G&A	- 5% (ie 4.8% rev.)	< 4% revenues
Distribution costs	+ 3.1%	- 8% per unit in Europe
Investment costs	- 35%	- 50%

** 2008 Objective*

VEHICLE PROJECTS UNDER DEVELOPMENT


30
25
20
15
10
5
0
Upcoming trend
22
18
Previous trend
2004
2005
2006
2007
2008
2009

TECHNOLOGY: NEW POWERTRAINS

ENGINES

2008



Diesel 2.0 dCi 130/150/175hp



Diesel 1.5 dCi 110hp



Diesel 1.5 dCi 65hp



Petrol 1.2 TCE 100hp



Petrol 2.0 16v 140hp



Diesel 3.0 dCi

GEARBOXES



6-speed AJ0 Automatic gearbox



6-speed TL4 Manual gearbox

CHASSIS

Active Drive
4 directional wheel chassis




INCREASE IN PRODUCTION CAPACITY
+ 600,000 VEHICLES PER YEAR BETWEEN 2005 AND 2007
+ 15,000 veh/yr
+ 125,000 veh/yr
+ 250,000 veh/yr
+ 100,000 veh/yr
+ 70,000 veh/yr
+ 35,000 veh/yr
Expansion of existing capacities
Additional capacities
2007 FINANCIAL RESULTS
FEBRUARY 14th 2008
14

POSITIONING RENAULT IN GROWING MARKETS



ABTOBA3
AVTOVAZ PARTNERSHIP PROJECT
RENAULT NISSAN
INDUSTRIAL CAPACITY EXTENSION
[redacted]
[redacted]
[redacted]

HIGH-POTENTIAL PROJECTS

- Zero emission vehicle
- Mobility for all



THE PRODUCT OFFENSIVE 2006-2008


2006
2007
Expansion models
Replacement models

THE PRODUCT OFFENSIVE 2006-2008


2006
2007
H1 2008
H2 2008
Logan MCV
QM5 (Corée)
Grand Modus
Laguna Coupé
Expansion models
Logan Van
Clio Grand Tour
Kangoo Compact
Sandero (Amér.)
Logan Pick up
Twingo
Kangoo PC+LCV
Replacement models
Sedan, successor to Clio Symbol
Megane
Laguna


New Kangoo PC


New Kangoo LCV

New Mégane Hatch



Sedan, successor to Clio Symbol




Grand Modus


Clio Grand Tour


Logan Pick-up


Kangoo Express Compact


Laguna Coupé Concept


2008 PRODUCT LAUNCHES BY REGION
Europe
14
Euromed
12
France
13
Americas
6
Asia
Africa
11
World Premiere vehicles in 2007
Phase 2 + Derivatives
2007 FINANCIAL RESULTS
FEBRUARY 14th 2008
28

MARKET SEGMENT VARIATION



2003-2007 Worldwide growth (thousand units) (Global Insight coverage)
A
B
C
D
E-F
MPV
SUV
LCV
0
2,000
4,000
6,000
8,000
10,000
12,000
14,000

Source: Global Insight



Q&A

REVENUES BY DIVISION

Million euros	2006*	2007	Change
Automobile	38,058	**38,679**	**+ 1.6%**
Sales Financing	1,911	**2,003**	**+ 4.8%**
TOTAL	39,969	**40,682**	**+ 1.8%**

** 2006 data has been restated on a consistent basis*

AUTOMOBILE DIVISION REVENUES UP 1.6% IN 2007

Contribution to the change in revenues


Volume
Mix/Price
Exchange rate
Volume
Mix/Price
Exchange rate
+ 2.6
+ 1.0
+ 1.2
+ 0.0
+ 0.0
- 0.5
- 2.7
- 2.6
+ 3.1
+ 1.2
FRANCE + EUROPE
EUROMED + AMERICAS + ASIA-AFRICA
OTHERS

OPERATING MARGIN EVOLUTION



Automobile (million euros)
Group operating margin (%)
Sales Financing (RCI)
Automobile operating margin (%)
1,200
1,000
800
600
400
200
0
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
943
380
592
471
722
632
4.4%
3.3%
1.9%
0.9%
2.7%
1.6%
2.4%
1.3%
3.5%
2.3%
3.1%
2.2%
H1 2005
H2 2005
H1 2006
H2 2006
H1 2007
H2 2007

2007 EARNINGS REPORT





RENAULT

Contents

ACTIVITY REPORT 2007

KEY FIGURES

		2007	2006	Change
Group worldwide sales	million vehicles	2.48	2.43	+ 2.1%
Group revenues	€ million	40,682	39,969 (1)	+ 1.8%
Operating margin	€ million	1,354	1,063	+ 27.4%
	% of revenues	3.3	2.6	
Contribution from associated companies	€ million	1,675	2,277	- 26.4%
o/w Nissan		*1,288*	*1,888*	-
o/w AB Volvo		*352*	*384*	-
Net income	€ million	2,734	2,960	- 7.6%
Net income, Group share	€ million	2,669	2,886	- 7.5%
Earnings per share	€	10.32	11.23	- 8.1%
Net financial debt, Automobile	€ million	2,088	2,414	- 13.5%
Debt-to-equity	%	9.5	11.5	- 1.9 points
Average loans outstanding, Sales Financing	€ billion	22.9	23.1	- 0.9%

(1) The main changes to the accounting methods concern transactions relating to outsourcing contracts and sales of spare parts under customer warranty, which were previously included in revenues.

OVERVIEW

In 2007, **worldwide sales** for the Renault group rose 2.1% to 2,484,000 units. This result reflects contrasting performances:

- In the France and Europe Regions, which make up a highly competitive market, Group sales declined by 4.1% from 2006. The situation turned around in the second half, however, with a lift from the New Twingo and New Laguna launches, and sales rose 4.6% in the last quarter. The Renault brand has a combined market share of 8.4% for passenger cars and light commercial vehicles (cars + LCVs) and retains its leadership in the LCV market, with a 14.2% market share. The Dacia brand is expanding its customer base and continuing to grow with Logan and Logan MCV, both of which are innovative concepts in Europe. Dacia brand sales rose by almost 68%.
- Outside Europe, sales growth quickened. In the Euromed, Americas and Asia-Africa Regions, sales rose 16.3% and now account for 35% of the Group's total sales, versus 30% in 2006. Dacia sales rose 1.0%, while the Renault brand's sales jumped 25.7%. Renault Samsung Motors sales slipped 1.5%.

Group **revenues** totaled €40,682 million, a 1.8% increase on 2006, on a consistent basis.

Operating margin was €1,354 million, or 3.3% of revenues, in 2007 compared with €1,063 million and 2.6% in 2006.

Automobile contributed €882 million in 2007, or 2.3% of revenues, compared with 1.5% in 2006. That improvement, in the face of increasingly unfavorable exchange rates, can be attributed chiefly to growth outside Europe and cost-cutting efforts, mainly in purchasing (despite the increase in raw materials prices), but also on manufacturing costs and administrative expenses.

Sales Financing (RCI Banque) contributed €472 million to operating margin, or 23.6% of revenues (€492 million, or 25.7% in 2006).

Renault earned €1,675 million from its **share in associated companies** - chiefly Nissan and AB Volvo - taking **net income** to €2,734 million.

The net financial debt of Automobile decreased €326 million to €2,088 million at December 31, 2007, compared with €2,414 million at December 31, 2006. The ratio of net financial debt to Group shareholders' equity stood at 9.5% at end-December 2007, down from 11.5% at end-December 2006.

Automobile generated €961 million of free cash flow [1] in 2007.

OUTLOOK

- In a less favorable macroeconomic environment in 2008, Renault can count on the impact from the launch of nine new products globally and on its expansion into the most dynamic and growing markets for auto sales in the world.
- Renault therefore confirms its target of 4.5% operating margin for the year and an increase of more than 10% in Group sales compared to 2007.
- At the Annual Generating Meeting of shareholders, Renault will propose a dividend payment of €3.80 per share in 2008 on 2007 earnings, compared with a payment of €3.10 in 2007 on 2006 earnings. That proposal is in line with the announcement of steadily increasing dividends under Renault Commitment 2009.

(1) Free cash flow = self-financing capacity less property, plant, equipment and intangibles net of sales, including the variation in working capital requirements.

The presentation of the Renault group's sales results reflects the geographical organization based on five Regions – France, Europe (excl. France), Euromed, Americas, and Asia-Africa – that was introduced on January 1, 2006.

OVERVIEW

AUTOMOBILE

- *The Renault group sold 2.5 million vehicles worldwide in 2007, an increase of 2.1% on 2006.*
- *Renault's return to growth in 2007 was driven in the second half by new product launches, including New Twingo, New Laguna, New Laguna Estate, Sandero and QM5, the Group's first cross-over vehicle.*
- *In the France and Europe Regions, which make up a highly competitive market that expanded 1.5%, Group sales declined by 4.1% from 2006. The situation turned around in the second half, however, with a lift from the New Twingo and New Laguna launches, and sales rose 4.6% in the last quarter. The Renault brand has a combined market share of 8.4% for passenger cars and light commercial vehicles (cars + LCVs) and retains its leadership in the LCV market, with a 14.2% market share. The Dacia brand is expanding its customer base and continuing to grow with Logan and Logan MCV, both of which are innovative concepts in Europe. Dacia brand sales rose 67.9% to 79,800 units.*
- *Outside Europe, sales growth quickened. In the Euromed, Americas and Asia-Africa Regions, sales rose 16.3% and now account for 35% of the Group's total sales, versus 30% in 2006. Dacia sales rose 1.0%, while the Renault brand's sales jumped 25.7%. Renault Samsung Motors sales slipped 1.5%.*
  - *In the Euromed Region, Group sales rose 11.5% on the remarkable performance of the Renault brand, due notably to Logan's success in Russia (67,800 units, versus 49,300 in 2006) and a strong showing in North Africa, where sales climbed 9.7%.*
  - *In the Americas Region, Group sales surged 32.2% amid buoyant market conditions. Group sales outpaced market growth sharply. The Group registered outstanding sales growth in Argentina (39.0% in a market up by 27.1%), Brazil (42.4% in a market up by 27.5%), and Venezuela (126.8% in a market up by 42.0%). Renault is thus gaining market share in full-growth countries.*
  - *In the Asia-Africa Region, sales were up 9.8%, lifted by Renault brand growth of 35.9%. Renault Samsung sales of 117,200 units nearly matched the record level achieved in 2006, even though the QM5 cross-over was not launched until December.*

SALES FINANCING

- *RCI Banque's average loans outstanding dipped 1.2% on a consistent basis to €22.9 million in 2007.*

1.1. AUTOMOBILE

1.1.1. Renault group worldwide sales – Cars + LCVs

	2007*	2006*	% change
GROUP	**2,484,472**	**2,433,610**	**+ 2.1**
BY REGION			
France	656,523	668,679	- 1.8
Europe	966,619	1,024,224	- 5.6
France + Europe	**1,623,142**	**1,692,903**	**- 4.1**
Euromed	424,431	380,657	+ 11.5
Americas	245,197	185,438	+ 32.2
Asia-Africa	191,702	174,612	+ 9.8
Euromed + Americas + Asia-Africa	**861,330**	**740,707**	**+ 16.3**
BY BRAND			
Renault	2,134,484	2,115,572	+ 0.9
Dacia	230,164	196,378	+ 17.2
Renault Samsung	119,824	121,660	- 1.5
BY VEHICLE TYPE			
Passenger cars	2,080,110	2,042,796	+ 1.8
Light commercial vehicles	404,362	390,814	+ 3.5

** Preliminary figures.*

In 2007 the Renault group grew worldwide sales by 2.1% to 2,484,000 vehicles. Sales in the France and Europe Regions declined 4.1% to 1,623,000 units, but there was an upturn of 1.8% in the second half owing to new product launches. Sales in the rest of the world increased by 120,600 units, a gain of 16.3%.

Dacia brand sales increased by 17.2%, with an additional 33,800 units sold. Renault brand sales were up by 18,900 units, or 0.9%. Renault Samsung Motors brand sales were virtually stable at 119,800 units.

1.1.2. France & Europe Regions

GROUP SALES BY BRAND - CARS + LCVS

	2007*	2006*	% change
FRANCE			
Renault	623,839	649,888	- 4.0
Dacia	32,684	18,791	+ 73.9
Group	**656,523**	**668,679**	**- 1.8**
EUROPE			
Renault	919,563	995,518	- 7.6
Dacia	47,056	28,706	+ 63.9
Group	**966,619**	**1,024,224**	**- 5.6**
FRANCE + EUROPE			
Renault	1,543,402	1,645,406	- 6.2
Dacia	79,740	47,497	+ 67.9
Group	**1,623,142**	**1,692,903**	**- 4.1**

** Preliminary figures.*

Sales in the passenger car and light commercial vehicle market increased 1.5% to 18 million vehicles in 2007. In this fiercely competitive market, Renault group sales decreased by 4.1% to 1,623,000 units, representing a market share of 8.8%, versus 9.4% in 2006. However, the product offensive reversed this trend and enabled a return to growth in the second half, with a 4.6% increase in fourth-quarter sales.

National market trends varied. The French market ended the year 3.5% higher. The trade-in bonus in Italy fueled 6.8% growth, while sales edged up by 2.7% in the U.K. and by a substantial 24.1% in Poland.

Conversely, sales slipped 1.0% in Spain and fell 8.0% in Germany as a result of a 3 points VAT hike on January 1, 2007.

→ Renault brand

With 1,543,000 vehicles sold in 2007, a 6.2% decrease, the Renault brand ranked third in the passenger car and light commercial vehicle market, with an 8.4% market share, down 0.7 point on 2006.

After a first-half decline of 10.2%, the launch of New Twingo in June and New Laguna in October marked the start of the product offensive to regain market share for the Renault brand in Europe.

By country

In **France**, Renault brand sales were down 4.0% and its market share shrank by 2.0 points to 23.5%. Twingo (Twingo I plus New Twingo, which was launched mid-June) is already the leader in its segment, with sales of 52,900 units, up 35.6% on 2006. Mégane II, which got a boost from the phase-two version released in March 2006, and Clio (including Clio Campus and Clio III) were respectively the second- and third-best-selling models in France, with 7.5% and 7.0% of the passenger car market. Laguna (Laguna II plus New Laguna) was in second place in its segment in France, with a 13.9% market share, up 0.8%.

In the Europe Region, Renault was the No. 1 brand in **Portugal** (13.1%) and **Slovenia** (19.4%), and No. 2 in **Spain** (10.1%) and **Croatia** (10.8%).

In **Spain**, where Renault pursued its selective commercial policy amid a fierce competition in the market place, sales contracted 4.3%. Twingo entered this market in January 2008 only.

In **Germany**, where the market declined throughout the year, the Renault brand posted a 15.8% decrease and a 4.2% market share.

In the **U.K.**, Renault registrations were down 7.1% in a market that started growing again (up 2.7%). In this country, where fleet sales represent 60% of the market, Renault is counting on New Laguna to take back market share.

In **Poland**, Renault sales grew by 12.4% to 23,700 units. Renault benefited from a strong recovery in the market, which was up 24.1% after a period of several years when imports of used cars from Western Europe largely replaced sales of new vehicles.

By model – passenger cars

The passenger car market in the France and Europe Regions totaled 15.8 million vehicles, up 0.8% on 2006. The Renault brand's market share was 7.5%, with sales falling by 8.3%.

By model, Renault's performances were varied:

- *In the city car segment (A segment)*, **New Twingo** is the first restyled vehicle under Renault Commitment 2009. New Twingo is manufactured in Novo Mesto, Renault's Slovenian plant, which already makes Clio II. New Twingo targets a broader, more international customer base than the earlier model. It has been on sale in France since mid-June and in eight other European countries since September. Sales of New Twingo totaled 56,300 units. The product mix is at the top end, with Dynamique, GT and Initiale versions accounting for more than half of sales. New Twingo, combined with Twingo I, is its segment leader in France, with a 32.2% market share (up 8.6 percentage points). **Twingo** registrations in the France and Europe Regions totaled 88,100 in 2007, an increase of 60.3%.

- With its twin product offering – Modus and Clio/Thalia – Renault had a 10.8% share of the *small car segment (B segment)*, down 1.5 points on 2006.

  Modus registrations dropped by 23.4% on 2006 and accounted for 9.7% of the mini-MPV segment. Renault's B segment offering has been bolstered from the start of 2008 with **Grand Modus and the phase 2 Modus**. A full 93 mm longer than Modus, with one of the roomiest trunks in its category, Grand Modus has everything it takes to be the main car for the household. The phase 2 Modus (New Modus) has been redesigned with elegant lines. Grand Modus and New Modus are manufactured in the Renault plant at Valladolid, Spain.

  With registrations down 11.3%, **Clio** is No. 3 in the B segment, with an 8.7% market share. Clio III, which has been manufactured at Flins (France) and Bursa (Turkey) since January 2006 and at Valladolid (Spain) since October 2006, entered its third year on the market in September 2007. It is the best-selling hatch sedan in France. Clio II, renamed Clio Campus, is now marketed as the entry-level vehicle in the Renault offer. It accounts for 24.9% of Clio sales.

  In 2007, sales of **Thalia**, the sedan version of Clio, totaled 6,600 units.

  The combined A and B small-car segments grew 1.0%, generating 36.0% of sales in the France and Europe Regions.

- With a 10.8% market share, down from 13.5% in 2006, **Kangoo Car** ranks third in the *passenger-carrying van segment*. After ten years on the market, Kangoo was still holding its own before its renewal at the beginning of 2008.

- **Mégane II**, which has been on the market for five years, got a boost from the launch of a phase-two model in 2006, although sales fell by 10.7% in 2007. Mégane II is third in the *C segment*, with a 9.6% market share, down from 10.8% in 2006. Mégane is the leader in this segment in France, with a 22.6% market share, as well as in Slovenia (18.8%) and Portugal (17.1%).

  In a C segment that shrank three-tenths of a point, Mégane (I and II) sold 472,600 units in the France and Europe Regions in 2007. Renault is using the Mégane range to debut its first E85 bioethanol engine in Europe. This new engine has been offered in France on Mégane Hatch Sedan and Mégane Estate since late June 2007. Also in this segment, sales of Scénic II were down 3.6%, at 253,000 units, but Scénic is still the MPV leader.

- In the *upper midrange D segment*, 71,000 **Lagunas** (Laguna II / New Laguna) were registered, a decline of 7.5% in a segment that contracted 5.4%. **New Laguna**, a vehicle that embodies the quality commitment of Renault Commitment 2009 – that is, to be in the top three in the

D segment in terms of product and service quality as of the vehicle's launch – was rolled out a few days apart in 15 European countries starting in October. Manufactured at the Sandouville plant in France, New Laguna replaced Laguna II, which was discontinued in June 2007. New Laguna is highly appreciated by the sales network have been very positive. In two and a half months, 22,600 units of the new model have been sold. With the dCi 110 hp engine, New Laguna has a CO_2 emission level of 130 g/km. This is at the top level of its segment and an illustration of Renault's eco² environmental initiative. **New Laguna Estate** arrived in showrooms in the final days of 2007. This new model responds to demand in European countries such as Italy and Germany where station wagons are particularly popular. The commercial launch of the Laguna Coupe, a model very similar to the showcar presented in Frankfurt, is slated for the last quarter of 2008.

- With 3,000 **Vel Satis** registrations in 2007, Renault's share of the *E1 segment* slipped two-tenths of a point to 0.5%.
- In the *MPV S segment (or Large MPV segment)*, **Espace IV**, boosted by the launch of a phase-two model in March 2006, had a market share of 14.7%, down two-tenths of a point from 2006 and ranking it number two. Espace is the segment leader in France, with a 34.6% market share, and in Switzerland, with 24,0%, and No. 2 in Benelux, Poland, Slovenia, the Czech Republic and Croatia. Espace IV sales volumes and market share are now holding steady in a generally stable segment owing to an innovative commercial policy that has included a simplification of the offering and the successful launch of several limited series, including Tech Run and Argos.

By model – light commercial vehicles

The light commercial vehicle market in the France and Europe Regions totaled 2.27 million vehicles, up 6.7% on 2006. With LCV registrations up 1.0% on 2006, the Renault brand had a 14.2% market share and retained its leadership for the tenth year running owing to the combined success of Kangoo Express, Trafic and Master. This performance is especially important because the LCV range is the most profitable component of Renault's offering.

Renault sales were up substantially in most European countries: Portugal (up 20.9%), Switzerland (up 7.1%), Belgium-Luxembourg (up 8.3%), Poland (up 32.8%), Central Europe (up 22.1%), and Italy (up 2.1%).

- In the *small van segment*, **Kangoo Express** is No. 2, with an 18.3% market share.
- In the *car-derived van segment*, **Clio Van** remained in the lead, with a market share of 14.8%, up half a point on 2006.
- In the *van segment*, Renault had a market share of 12.4%, down 1.3 points. Registrations of **Trafic** were up 14.6%. The launch of a phase-two Trafic and a phase-three Master in October 2006 added to the range's appeal and gave a fresh boost to sales. To comply with Euro 4 standards, the diesel engine range was completely renewed with the introduction of the 2.0 dCi, developed through the Alliance.

→ Dacia brand

With 159,300 Logans sold since its European launch in 2004, Dacia has established itself successfully in the France and Europe Regions. In 2007, Logan sales were lifted by the introduction of the station wagon version, the Logan MCV, which accounted for 33.1% of the Logan sales mix at the end of 2007. With this dual offering, Logan sales increased by 67.8% on 2006, totaling 79,500 units, including 32,700 in France. The Logan range in France and Europe was enhanced in March 2006 with a 1.5 dCi diesel engine, already available on Clio, Modus and Kangoo. In many countries, this engine is the cheapest diesel on the market. It accounts for 44.5% of the registration mix in the France and Europe Regions.

1.1.3. Euromed Region

GROUP SALES BY BRAND - CARS + LCVS

	2007*	2006*	% change
Renault	277,638	235,093	+ 18.1
Dacia	146,793	145,481	+ 0.9
Renault Samsung	-	83	-
Group	**424,431**	**380,657**	**+ 11.5**

** Preliminary figures.*

The automobile market in the Euromed Region expanded by 26.0% in 2007 compared with 2006. Group sales increased by 11.5% to 424,400 units, representing 9.2% of the market and 17.1% of the Group's worldwide sales.

→ Renault brand

The Renault brand grew by a further 18.1%, with 277,600 units sold, or 65.4% of the Group's sales in the Region. The Renault brand's market share in the Euromed Region came to 6.0%, down 0.3 of a point on 2006.

In **Russia**, where the fast-growing market expanded by 36.2%, the brand's sales surged by 39.6% in 2007 on the continuing success of the Logan, which is sold under the Renault brand. Logan has sold 67,800 units in Russia, accounting for 67.1% of the Group's sales in that country, which makes Russia the biggest market for the model after Romania. These strong results enabled Renault to capture 4.0% of the market, one-tenth of a point higher than in 2006. Logan has been assembled in the Avtoframos plant in Moscow since April 2005 and marketed locally since September of the same year. To keep pace with demand, output at the Moscow plant was raised in June 2007 and will be increased further in mid-2009. The success of the brand can also be attributed to sales of Mégane and Clio Symbol, which grew 36.8% and 63.3% respectively on 2006. Renault showed its determination to go even further on the Russian market by signing a Memorandum of Understanding with

AvtoVaz in December 2007. This investment will help to significantly strengthen the competitive positions of Renault and the Renault-Nissan Alliance on the Russian market.

In **Romania**, where the market is becoming increasingly competitive, the Renault brand made substantial progress alongside Dacia, with sales up 36.6% to 32,400 units and a market share of 9.2%, after 8.2% in 2006. Sales of Clio, which accounted for half the brand's sales mix, rose 22.2% on the Clio III launch and strong results from Thalia (up 17.7%). Mégane II also put in a solid performance, with sales growth of 72.4%.

In **Turkey**, the market contracted by a further 2.7% after the devaluation of the Turkish lira in May 2006. In this setting, the brand recorded a market share of 13.9%, up one-tenth of a point. Renault remained number-one on the car market for the 11th year running. Clio sales rose by 9.3% to 9,400 units following the successful launch of Clio III.

In **Morocco**, Renault achieved market share of 17.1% (up 0.5 of a point) in a market that expanded by 21.3%. Sales of the brand climbed 25.0% to 17,500 units, boosted by the performance of Mégane (up 15.3%), by Clio, whose sales jumped with the launch of Clio III (up 68.2%), by the ongoing popularity of Thalia (up 49.1%) and by the remarkable results posted by the LCV lineup, which recorded a 93.9% increase. Sales of Kangoo Car, which generated 32.2% of the brand's sales in Morocco, rose still further (up 16.8%). In September 2007, the Alliance signed an agreement with the Kingdom of Morocco to set up an industrial complex in the Tangiers region. The plant will have an installed capacity of 400,000 units annually, with initial operational capacity of 200,000 units p.a. from 2010.

In **Algeria**, where the market grew by 37.7%, Renault sold 23,600 units, a rise of 38.9%, which placed it third on the cars and LCV market.

→ Dacia brand

Dacia's sales in the Euromed Region increased 0.9% on 2006. With 146,800 registrations, Dacia holds 3.2% of the market in the Region.

In **Romania**, Dacia sales dropped 5.5% to 101,800 units in a market that grew 21.6%. The decline can be attributed partly to an influx of imported brands, as well as to the discontinuation of the pickup in 2006 so that all the installed capacity for that model could be switched to the Logan program. However, Dacia remains the market leader with a share of 29.0%.
The Logan range was extended with the launch of Logan MCV at end-2006 and the LCV version derived from the Logan MCV in February 2007. The new models generated 17.8% and 6.7% respectively of the Logan sales mix in Romania. With sales up 6.0% to 101,800 units, Logan accounted for 28.9% of the Romanian car and LCV market.

Dacia continued to grow in **Ukraine**, selling 9,400 units in 2007, a rise of 57.8% on 2006, and earning a 1.7% share of this fast-expanding market. After receiving a warm welcome at the Kiev Car Show in May, Logan MCV performed strongly following the launch in July. Thanks to the success of Logan, the Dacia brand is establishing itself on a long-term basis in the Ukrainian automobile market.

In **Morocco**, Logan, which is assembled at the Somaca plant in Casablanca, sold 12,600 units in 2007, down 0.7% on 2006. Dacia maintained a significant 12.4% of the market in 2007 versus 15.1% in 2006. Dacia is now the number-two brand in the Moroccan market, just behind Renault, and Logan is the top-selling vehicle across all categories.

1.1.4. Americas Region

GROUP SALES BY BRAND - CARS + LCVs

	2007*	2006*	% change
Renault	242,072	182,551	+ 32.6
Dacia	504	448	+ 12.5
Renault Samsung	2,621	2,439	+ 7.5
Group	**245,197**	**185,438**	**+ 32.2**

**Preliminary figures.*

The automobile market in the Americas Region expanded 17.9% on 2006. With 245,000 vehicles sold, a 32.2% rise, the Group took 4.6% of the market, up half a point. Group sales in the region accounted for 9.9% of Renault's worldwide sales.

A full 98.7% of the Group's sales in the Americas Region came from the Renault brand, which posted a 32.6% rise, taking market share to 4.5% (up half a point on 2006).

In **Brazil**, where the market grew 27.5%, Renault sales rose 42.4% on 2006 to reach a record 73,600 units. Four new models went into production at the Curitiba plant over an 18-month period:

- Mégane II, released in March 2006, and Mégane Grand Tour (the station wagon version of Mégane II), launched in November 2006, lifted overall Mégane sales, which amounted to 21,500 units (up 83.2%) in 2007;
- Logan, which is locally manufactured, made a successful debut on the market in July 2007 and posted sales of 14,600 units. Logan is offered with bioethanol engines, which are a must on the Brazilian market;
- Sandero, a five-door hatchback developed on the Logan platform, which made a promising debut at end-2007.

In **Argentina**, Group sales rose by 39.0% to 67,000 units, outpacing the market's growth of 27.1%. Renault's share of the market increased by 1.1 points, bolstered by efforts to rejuvenate the range with the release of Logan and four additions to the Mégane family. Since the start of 2008, Argentina's performance has also benefited from the launch of Sandero.

In **Colombia**, where Logan has been marketed since 2005, Renault sales rose 17.6% to 39,000 units, strengthening Renault's number-two position on the market. All the models in the range, and especially Logan (up 30.9%), contributed to the record performance in 2007.

In **Mexico**, the market shrank by 3.4% as it opened up to imports of used vehicles that compete fiercely with vehicles costing less than USD 15,000. Renault sales fell by 8.2% to 18,600 units. Kangoo Car and Clio III were launched in July 2007 and sold 4,400 and 900 units respectively. The LCV lineup was successfully expanded with the release of the Trafic Van and minibus alongside Kangoo Express.

In **Venezuela**, Group sales more than doubled in 2007, soaring by 126.8% in a market that expanded 42.0%. Logan sales (up 153.4%) accounted for 44.9% of Renault sales and made a strong contribution to that growth. Renault gained 2.3 points of market share to become the number-five brand.

1.1.5. Asia-Africa Region

Group sales by brand - cars + LCVs

	2007*	2006*	% change
Renault	71,372	52,522	+ 35.9
Dacia	3,127	2,952	+ 5.9
Renault Samsung	117,203	119,138	- 1.6
Group	**191,702**	**174,612**	**+ 9.8**

** Preliminary figures.*

In the Asia-Africa Region, the market grew 3.5% on 2006, and Group sales rose 9.8% to 191,700 vehicles. Sales in the Asia-Africa Region accounted for 7.7% of the Group's worldwide sales.

→ Renault Samsung brand

In South Korea, where the brand generates 97.8% of its sales, Renault Samsung Motors managed to maintain the record volumes of 2006, selling 117,200 units pending new product launches. **QM5**, the Group's first cross-over vehicle, which was designed by Renault, developed by Nissan and manufactured by RSM, was not launched until December. It will therefore play a full part in the brand's results from 2008 onwards. QM5 will also be marketed outside South Korea as **Koléos** beginning in Spring 2008. Ultimately, around 50% of production will be exported.

Renault Samsung's share of the South Korean passenger car market came to 11.3%:

- **SM7** sales fell 18.6% to 14,100 units in 2007;
- **SM5** sales came to 73,000 units, a 1.6% rise on 2006. The model benefited from the successful launch of the restyled version in early July. Renault Samsung has a 7.0% share of the "mid-segment";
- **SM3** sales were down 7.7% to 27,500 units in 2007. The SM3 occupies 13.1% of the "sub-mid segment", giving Renault Samsung a third-place ranking in the segment.

At end-December, Renault Samsung Motors had exported 52,400 vehicles, mostly for sale by Nissan under its own brand as part of the Alliance agreement.

→ Renault brand

Sales of the Renault brand grew 35.9% to 71,400 units in the Asia-Africa Region.

In **India**, where the market grew 13.5% in 2007, the first Logan manufactured at the Nashik plant came off the production line in early April. By the end of 2007, 17,700 Logans had been registered in India. Logan earned two major accolades in its first year on the market. The JD Power IQS India 2007 study ranked Logan number-one on the Entry Segment, and the TNS TCS India 2007 study ranked the Logan diesel highest in the Diesel Midsize segment. Under the agreement signed in March 2005, the Mahindra-Renault joint venture has a production capacity of 50,000 cars in two shifts.

And Renault is already stepping up its development in India with plans for a Renault powertrain plant and a new industrial facility shared by Renault and Nissan at Oragadam near Chennai with a long-term production capacity of 400,000 units. India is thus becoming one of the hubs for Renault's expansion in emerging markets.

In **South Africa** (including Namibia), sales dropped 46.0% on 2006. This can be chiefly attributed to the depreciation of the rand against the euro, which prompted the Group to tighten commercial policy in order to maintain profitability, since the Group does not have a local manufacturing facility.

In **Iran**, Renault's leading market in the Region, Tondar (the local name for Logan) proved a huge success, with 85,000 firm orders recorded in the first week of the vehicle's market launch in March 2007. Difficult economic and financial conditions meant that it took longer than expected to ramp up plant production. By the end of 2007, 10,700 Tondars had been delivered. Corrective measures have been taken and commercial targets for the coming years remain the same.

International rollout of the Logan program

Logan unit sales	2007*	2006*	2005	2004	Since Sept. 2004
Dacia brand					
France	32,684	18,791	9,798	-	61,273
Europe	46,850	28,605	20,511	2,080	98,046
Euromed	146,793	133,707	103,301	20,751	404,552
- o/w Romania	101,799	96,037	88,275	20,274	306,385
- o/w Morocco	12,638	12,723	2,499	-	27,860
- o/w Algeria	9,090	8,560	2,819	-	20,469
Americas	504	417	162	-	1,083
Asia-Africa	3,127	2,952	1,412	2	7,493
Total Logan under the Dacia brand	**229,958**	**184,472**	**135,184**	**22,833**	**572,447**
Renault brand					
Euromed	67,844	49,323	7,057	-	124,224
- o/w Russia	67,844	49,323	7,057	-	124,224
Americas	40,609	13,811	2,858	-	57,278
- o/w Venezuela	12,762	5,037	689	-	18,488
- o/w Colombia	9,450	7,219	1,894	-	18,563
Asia-Africa	28,368	-	-	-	28,368
- o/w India	17,706	-	-	-	17,706
- o/w Iran	10,657	-	-	-	10,657
Total Logan under the Renault brand	**136,821**	**63,134**	**9,915**	**-**	**209,870**
TOTAL LOGAN	**366,779**	**247,606**	**145,099**	**22,833**	**782,317**

** Preliminary figures.*

Production

The plant in Romania is the main Logan production site, supplying all countries in the France and Europe Regions, as well as Turkey, Algeria, Ukraine, the Middle East and Central Africa. The site has been manufacturing Logan Sedan since June 2004, Logan MCV since September 2006, and the Logan LCV version since December 2006.

In 2005 three other sites started manufacturing Logan Sedan: Moscow in Russia (April 2005), Casablanca in Morocco (June 2005) and Envigado in Colombia (July 2005).

To support Logan's sales growth, the Group is boosting production capacity. Capacity at the Envigado site in Colombia was raised from an annual 45,000 to 70,000 units in August 2006. In Russia, the Group increased output from 60,000 to 80,000 units a year in June 2007. In the light of domestic demand and the potential of the Russian market, in February 2007 the Group decided to further extend the capacity of the Avtoframos plant to 160,000 units by mid-2009 in order to manufacture new models of the Logan range. In Romania, approximately €100 million is being invested to increase the production capacity of the Pitesti plant from 235,000 units in 2006 to 350,000 by February 2008.

The year 2007 marked a new stage with the startup of production in Brazil, India and Iran, taking the number of Logan manufacturing sites to seven.

In February 2007 production started up in Brazil for the domestic and Argentine markets. Cars manufactured at the Curitiba plant will also be sold in Mexico, where Nissan sells a Logan derivative under its own brand. To boost production, Renault started a second shift at the car assembly plant in early April 2007 and hired 600 workers.

In India, the agreement signed in March 2005 with Renault's Indian partner Mahindra includes production of a right-hand-drive Logan. The first Logan came off the production line at Nashik on April 4, 2007.

In Iran, installed production capacity will be 300,000 units a year by 2009, divided between the facilities of Renault's two local partners, Iran Khodro and Saipa.

In November 2007 Renault announced that it was commencing production of Sandero (the fifth vehicle designed on the B0 platform) at the Curitiba plant in Brazil. Nissan's Rosslyn plant in South Africa will begin manufacturing Sandero in 2009. The Pitesti plant will also start manufacturing Sandero in 2008.

Sales and marketing

In 2007 a total of 366,800 Logans were sold worldwide under the Renault and Dacia brands, 48.1% more than in 2006. Logan is a key factor in the Group's international expansion, with more than 78% of sales volumes generated outside Europe. Since the model was first released in Romania in September 2004, 782,300 units have been sold. The success of the MCV version has helped to sustain this growth, which was further bolstered by the launch of the 85 hp diesel version in the middle of the year. Logan is now sold on 57 markets: 46 under the Dacia brand and 11 under the Renault brand.

In 2007 sales growth was especially strong in the Americas Region, where 41,100 Logans were sold, a 189.0% increase compared with 2006. This was attributable to the popularity of the model in Colombia (up 30.9%) and in Venezuela (up 153.4%) and to Logan's June launch in Argentina (1,800 units). With Logan arriving in July and the brand-new Sandero in December, Brazil sold 14,900 units under this program. Sales also increased in the France and Europe Regions, by 67.8%, to 79,500 units.

In Asia-Africa, Logan sales totaled 31,500 units after the model's launch in India and Iran.

The top-ten countries for Logan sales are Romania, Russia, France, India, Germany, Brazil, Venezuela, Morocco, Iran and Colombia.

Expanding the range

The Logan range was extended with the release of Logan MCV (Multi Convivial Vehicle) in October 2006 in Romania and Bulgaria. Logan MCV is a station wagon that seats up to seven adults. This model is now available in 33 different countries and 81,200 units have been sold. Logan MCV accounted for 22.2% of Logan sales. The model has been such a success that some countries are reporting delivery times of over one year. The situation is returning to normal, however, thanks to the increase in production capacity. Logan Van, an LCV version derived from Logan MCV, was launched on the Romanian and Bulgarian markets in February 2007. A total 7,300 units of this model – 2.0% of the Logan family sales mix – were sold in 2007.

Sandero, which was launched in December 2007 in Brazil and in January 2008 in Argentina, represents the latest stage in the Group's international expansion. In 2008, a Dacia version will be produced in Pitesti (Romania) for European and North African markets. In 2009, Renault Sandero will be built and sold in South Africa, and other markets are currently being considered.

In all, the Logan program will offer six vehicles under the Renault Commitment 2009 plan.

1.2. Sales Financing

1.2.1. Proportion of new vehicle registrations financed

In 2007 RCI Banque financed 33.1% of new Renault, Nissan and Dacia registrations in the **France and Europe Regions** (down from 33.9% in 2006). RCI Banque financed a stable proportion of Renault registrations (35.4% versus 35.3% in 2006) but a smaller proportion of Nissan registrations (24.1%, down from 28.9% in 2006).

RCI Banque's share of registrations decreased in the **Americas Region** (26.2% versus 30.4% in 2006). Good results in Argentina were not enough to offset a downturn in Brazil.

RCI Banque's share rose sharply to 26.6% in South Korea, RCI's only outlet in the **Asia-Africa Region**, after 12.7% in 2006.

RCI Banque's performance in the **Euromed Region** (where Romania is the only consolidated country) improved to 31.4% (versus 30.7% in 2006).

1.2.2. New financing contracts and average loans outstanding

RCI Banque generated €9.4 billion in new financing contracts excluding "card" business and personal loans in 2007 (versus €9.7 billion in 2006, a decline of 3.1%), with 898,334 new contracts in 2007 (compared with 946,036 in 2006, a decline of 5.0%).

In 2007 RCI Banque's average loans outstanding dipped 1.2% to €22.9 billion (on a consistent basis).

1.2.3. International growth

RCI Banque changed its structure in the U.K. by setting up RCI Financial Services, a wholly-owned subsidiary of RCI in the U.K., which now manages Renault and Nissan business (until June 30, 2007 the Renault financing business was managed jointly with HBOS).

RCI established a presence in the Nordic countries, where a branch opened for business on January 1, 2008; in Morocco, where a finance company was set up after receiving approval from the Moroccan central bank, with consumer financing starting up in November and network financing in December, both of which are fully financed by RCI Maroc; and in Ukraine, where a commercial company was set up and is scheduled to open for business in first-quarter 2008.

RCI also stepped up its presence in Poland, by starting up the network financing and Nissan customer business on January 1, 2007.

In 2007, RCI Banque also launched finance businesses in:

- **Slovenia**: operational startup of the branch and the network financing business; transfer of Renault's customer sales agreements on January 1, 2007,
- the **Baltic States**: operational startup of the sales agreement with Hansa Leasing,
- **Slovakia**: startup of the network financing business on May 1, 2007.

1.3. Sales and production statistics

Total industry volume - Registrations - cars + LCVs (in units)

Main Renault group markets	2007*	2006*	Var. (%)
France Region	2,526,005	2,440,580	+ 3.5
Europe Region	15,513,732	15,333,358	+ 1.2
o/w:			
Germany	3,376,044	3,670,406	- 8.0
Italy	2,725,861	2,553,329	+ 6.8
U.K.	2,752,175	2,678,943	+ 2.7
Spain+Canary Islands	1,890,694	1,909,241	- 1.0
Belgium+Luxembourg	648,104	641,083	+ 1.1
Poland	347,378	280,020	+ 24.1
France + Europe Regions	**18,039,737**	**17,773,938**	**+ 1.5**
Euromed Region	4,610,779	3,658,517	+ 26.0
o/w:			
Romania	351,445	289,066	+ 21.6
Russia	2,569,522	1,886,824	+ 36.2
Turkey	594,762	617,838	- 3.7
Algeria	196,853	142,955	+ 37.7
Morocco	102,202	84,277	+ 21.3
Americas Region	5,373,872	4,558,090	+ 17.9
o/w:			
Mexico	1,093,988	1,132,417	- 3.4
Colombia	225,504	176,273	+ 27.9
Brazil	2,339,920	1,834,581	+ 27.5
Argentina	534,199	420,304	+ 27.1
Asia-Africa Region	21,889,036	21,139,614	+ 3.5
o/w:			
South Africa	587,131	619,968	- 5.3
South Korea	1,256,598	1,182,680	+ 6.3
Euromed + Americas + Asia-Africa Regions**	**31,873,687**	**29,356,221**	**+ 8.6**

** Preliminary figures.*

*** Excl. North America.*

Renault Group
Registrations (Reg's) and market share (Mkt Sh.) - Cars + LCVs

Sales performance in main markets	2007* Reg's (in units)	2007* Mkt Sh. (%)	2006* Reg's (in units)	2006* Mkt Sh. (%)
France Region	626,705	24.8	641,905	26.3
Europe Region	966,538	6.2	1,024,127	6.7
o/w:				
Germany	157,968	4.7	173,276	4.7
Italy	143,800	5.3	142,349	5.6
U.K.	148,970	5.4	160,286	6.0
Spain+Canary Islands	198,948	10.5	206,326	10.8
Belgium+Luxembourg	63,792	9.8	66,986	10.4
Poland	25,763	7.4	22,475	8.0
France + Europe Regions	**1,593,243**	**8.8**	**1,666,032**	**9.4**
Euromed Region	424,431	9.1	380,657	10.2
o/w:				
Romania	134,176	38.2	131,474	45.5
Russia	101,166	3.9	72,484	3.8
Turkey	91,645	15.4	92,366	14.9
Algeria	32,667	16.6	25,629	17.9
Morocco	30,151	29.5	26,750	31.7
Americas Region	245,197	4.6	185,438	4.1
o/w:				
Mexico	18,615	1.7	20,274	1.8
Colombia	39,053	17.3	33,196	18.8
Brazil	73,614	3.1	51,682	2.8
Argentina	66,969	12.5	48,196	11.5
Asia-Africa Region	191,702	0.9	174,612	0.8
o/w:				
South Africa	8,407	1.4	15,580	2.5
South Korea	117,203	9.3	119,088	10.1
Euromed + Americas + Asia-Africa Regions**	**861,330**	**2.7**	**740,707**	**2.5**

** Preliminary figures.*

*** Excl. North America.*

Renault Group
Registrations in France + Europe Regions by model - cars + LCVs (in units)

	2007*	2006*	Var. (%)
Twingo / Twingo II	88,714	55,668	+ 59.4
Clio / Clio III	434,561	482,307	- 9.9
Thalia	6,581	8,267	- 20.4
Modus	62,825	82,208	- 23.6
Logan / Logan MCV	79,487	47,347	+ 67.9
Mégane / Mégane II	488,653	546,134	- 10.5
Laguna / Laguna III	71,397	77,249	- 7.6
Vel Satis	3,043	4,877	- 37.6
Espace / Espace IV	40,624	41,366	- 1.8
Kangoo	142,061	159,815	- 11.1
Trafic / Trafic II	88,950	76,424	+ 16.4
Master / Master II	75,963	73,886	+ 2.8
Mascott** / Master Propulsion	6,897	9,851	- 30.0
Maxity	2,804	-	-
Other	683	633	+ 7.9
Registrations in France + Europe	**1,593,243**	**1,666,032**	**- 4.4**

** Preliminary figures.*

*** Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.*

Renault Group
Registrations In Euromed, Americas And Asia-Africa Regions by model - cars + LCVs (in units)

	2007*	2006*	Var. (%)
Twingo / Twingo II	14,176	13,264	+ 6.9
Clio / Clio III	97,734	92,179	+ 6.0
Thalia /Symbol	94,393	85,340	+ 10.6
Modus	1,435	4,157	- 65.5
Sandero	279	-	-
Logan / Logan MCV	287,245	200,210	+ 43.5
Mégane / Mégane II	149,750	125,495	+ 19.3
Laguna / Laguna III	4,152	4,199	- 1.1
Vel Satis	66	82	- 19.5
Espace / Espace IV	139	289	- 51.9
SM3	29,726	31,853	- 6.7
SM5	73,330	72,270	+ 1.5
SM7	14,238	17,537	- 18.8
QM5	2,518	-	-
Kangoo	72,271	64,556	+ 12.0
Trafic / Trafic II	4,064	3,933	+ 3.3
Master / Master II	15,412	13,027	+ 18.3
Mascott** / Master Propulsion	280	452	- 38.1
Maxity	52	-	-
Divers	70	11,864	- 99.4
Registrations in Euromed + Americas + Asia-Africa	**861,330**	**740,707**	**+ 16.3**

** Preliminary figures.*

*** Mascott is distributed by Renault Trucks, a subsidiary of AB Volvo.*

Renault Group
Sales performance of models by segment in France + Europe Regions*

	% change segment 2007 / 2006	Renault's share % 2007	% 2006	Change (pt) 2007 / 2006	Rank 2007
Passenger cars					
A Segment					
Twingo / Twingo II	+ 5.3	7.4	4.9	+ 2.5	6
B Segment					
Clio / Clio III	- 0.1	8.7	9.7	- 1.1	3
Thalia	- 0.1	0.1	0.2	0.0	33
Modus	- 0.1	1.3	1.7	- 0.4	22
Logan	- 0.1	1.8	1.1	+ 0.7	16
C Segment					
Mégane / Mégane II	- 0.2	9.6	10.8	- 1.1	3
D Segment					
Laguna	- 5.4	3.1	3.1	- 0.1	11
E1 Segment					
Vel Satis	- 5.6	0.5	0.8	- 0.3	21
MPV Segment					
Espace / Espace IV	- 0.5	14.7	14.9	- 0.2	2
Passenger - carrying van					
Kangoo	- 1.1	10.9	13.5	- 2.6	3
Trafic / Trafic II	- 1.1	4.2	3.3	+ 0.9	9
Master / Master II	- 1.1	1.2	1.1	+ 0.1	16
Light commercial vehicles					
Car-derived vans					
Twingo	- 0.8	0.2	0.2	0.0	45
Clio	- 0.8	14.8	14.3	+ 0.5	1
Modus	- 0.8	0.9	1.3	- 0.3	22
Mégane / Mégane II	- 0.8	5.1	5.4	- 0.3	5
Small vans					
Kangoo	- 0.2	18.3	19.7	- 1.4	2
Vans					
Trafic / Trafic II	- 11.0	6.4	6.2	+ 0.1	6
Master / Master II	- 11.0	5.9	6.5	- 0.6	7
Mascott / Master propulsion	- 11.0	0.6	1.0	- 0.4	23

* *Preliminary figures.*

WORLDWIDE PRODUCTION BY MODEL AND BY SEGMENT [1] - CARS + LCVs (IN UNITS)

	2007*	2006*	Var. (%)
Logan	420,255	256,351	+ 63.9
Entry Segment	420,255	256,351	+ 63.9
Twingo / Twingo II	118,082	64,101	+ 45.7
Clio** / Clio III / Thalia	631,567	720,194	- 12.3
Modus	67,514	70,979	- 4.9
A et B Segments	817,163	855,274	- 4.4
Mégane / Mégane II	629,612	662,281	- 4.9
SM3	82,650	71,817	+ 15.1
QM5 / Koléos	5,241	-	-
C Segment	717,503	734,098	- 2.3
Laguna / Laguna III	99,512	73,065	+ 36.2
SM5	76,363	71,675	+ 6.5
SM7	15,081	17,807	- 15.3
Espace IV	40,674	41,432	- 1.8
VelSatis	2,812	4,683	- 39.9
D, E, MPV Segments	234,442	208,662	+ 12.3
Kangoo	220,038	232,647	- 5.4
Nouveau Kangoo	7,226	-	-
Trafic II [2]	-	-	-
Master II	119,120	105,789	+ 12.6
Mascott	7,585	17,413	- 56.4
Pick-up 1310	-	11,208	-
Small vans, vans and pickups	469,873	474,336	- 0.9
GROUP WORLDWIDE PRODUCTION	**2,543,332**	**2,421,442**	**+ 5.0**

(1) Production data concern the number of vehicles leaving the production line.

(2) Excluding GM production in Luton but including GM production in Barcelona.

** Preliminary figures.*

*** Including 8,946 Renault-branded Clio manufactured at the Nissan plant in Aguascalientes (Mexico) in to 2007.*

Renault Group's Geographical Organization - Countries in each Region

AMERICAS

NORTHERN LATIN AMERICA

Colombia
Costa Rica
Cuba
Ecuador
Honduras
Mexico
Nicaragua
Panama
El Salvador
Venezuela
Dominican Republic
Guadeloupe
French Guiana
Martinique

SOUTHERN LATIN AMERICA

Argentina
Brazil
Bolivia
Chile
Paraguay
Peru
Uruguay

ASIA & AFRICA

ASIA PACIFIC

Australia
Indonesia
Japan
Malaysia
New Caledonia
New Zealand
Singapore
Tahiti
Thailand

INDIA

MIDDLE EAST & FRENCH-SPEAKING AFRICA

Saudi Arabia
Egypt
Jordan
Lebanon
Libya
Pakistan
Gulf States
Syria
+ French-speaking African countries

AFRICA & INDIAN OCEAN

South Africa
+ sub-Saharan African countries
Indian Ocean Islands

KOREA

IRAN

CHINA

Hong Kong
Taiwan

ISRAEL

EUROMED

EASTERN EUROPE

Bulgaria
Moldova
Romania

RUSSIA / CIS

Armenia
Belarus
Georgia
Kazakhstan
Russia
Ukraine
...

TURKEY

Turkey
Turkish Cyprus
...

NORTH AFRICA

Algeria
Morocco
Tunisia

EUROPE (EXCL. FRANCE)

Austria
Germany
Belgium-Lux.
Bosnia
Cyprus
Croatia
Denmark
Spain
Finland
Greece
Hungary
Ireland
Iceland
Italy
Kosovo
Macedonia
Malta
Montenegro
Norway
Baltic States
Netherlands
Poland
Portugal
Czech Republic
U.K.
Serbia
Slovakia
Slovenia
Sweden
Switzerland

FRANCE

Metropolitan France

Overview*

- *The Group's consolidated revenues totaled €40,682 million in 2007, up 1.8% on 2006 on a consistent basis[1].*
- *Operating margin reached €1,354 million, or 3.3% of revenues, a 27.4% increase on 2006.*
- *Other operating income and expenses showed a net charge of €116 million, compared with a net charge of €186 million in 2006.*
- *The financing account showed a positive net balance of €76 million, compared with €61 million in 2006.*
- *Nissan's contribution to Renault's earnings was €1,288 million, compared with €1,888 million in 2006. AB Volvo's contribution was €352 million, compared with €384 million in 2006.*
- *Net income totaled €2,734 million, compared with €2,960 million in 2006.*
- *Earnings per share came to €10.32 (11.23 restated for 2006 methods and scope).*
- *Automobile generated free cash-flow[2] of €961 million. The net financial debt of this activity decreased by €326 million relative to December 31, 2006, and amounted to €2,088 million. Group shareholders' equity stood at €22,069 million on December 31, 2007. The ratio of net financial debt to Group shareholders' equity continued to improve, decreasing to 9.5% (from 11.5% at end-December 2006).*

** All data are based on the same accounting methods.*

2.1. Comments on the financial results

2.1.1. Consolidated income statement

Group **revenues** came to €40,682 million, up 1.8% on 2006, on a consistent basis.

Divisional contribution to group revenues

	2007 reported			2006 restated for 2007 scope and methods[1]			Change 2007 / 2006			2006 reported
€ million	H1	H2	Year	H1	H2	Year	H1	H2	Year	Year
Automobile	19,567	19,112	38,679	19,871	18,187	38,058	- 1.5%	+ 5.1%	+ 1.6%	39,605
Sales Financing	995	1,008	2,003	985	926	1,911	+ 1.0%	+ 8.9%	+ 4.8%	1,923
Total	**20,562**	**20,120**	**40,682**	**20,856**	**19,113**	**39,969**	**- 1.4%**	**+ 5.3%**	**+ 1.8%**	**41,528**

The contribution from **Sales Financing** (RCI Banque) to revenues was €2,003 million, up 4.8% on 2006, on the higher average interest rate on the customer loan portfolio.

The contribution from **Automobile** was €38,679 million, up 1.6% on a consistent basis.

Several trends were at work:

- The revenue contribution from the France and Europe Regions fell 2.6% in a fiercely competitive market. Sales growth was positive in the second half, quickening in the final quarter with the launch of new products.

(1) The changes in accounting methods chiefly concern operations related to contracts with subcontractors and sales of parts under warranty to customers, previously recorded as revenue.
(2) Free cash flow: self-financing capacity less property, plant, equipment and intangibles net of sales, including the variation in working capital requirements.

- All the other Regions made a positive contribution to revenues in 2007 on strong sales growth, especially in the Americas and Euromed Regions, where the product mix improved. The total contribution of Euromed, Americas and Asia-Africa improved 3.1% on 2006.

The increase in revenues can also be attributed to higher sales of powertrains and vehicles to partners, which made a positive contribution of 1.2 point.

Divisional contribution to group operating margin

	H1 2007	H2 2007	Year 2007	Year 2006	Change
Automobile	455	427	882	571	+ 311
% of revenues	*2.3%*	*2.2%*	*2.3%*	*1.5%*	
Sales financing	267	205	472	492	- 20
% of revenues	*26.8%*	*20.3%*	*23.6%*	*25.7%*	
Total	**722**	**632**	**1,354**	**1,063**	**+ 291**
% of revenues	*3.5%*	*3.1%*	*3.3%*	*2.6%*	

Group **operating margin** in 2007 totaled €1,354 million in 2007, or 3.3% of revenues, compared with €1,063 million and 2.6% in 2006.

Sales Financing contributed €472 million to Group operating margin, or 23.6% of its revenues, versus €492 million and 25.7% in 2006. That slight contraction can be explained by a decline in sales financing business, due to the decrease in commercial activity in Automobile in 2006 and first-half 2007.

Amid adverse economic conditions in 2007, with a negative currency impact of €154 million and raw materials costs up by €270 million, Automobile's contribution to operating margin increased 54.5% to €882 million, or 2.3% of revenues, owing chiefly to:

- growth in international sales, with the three non-European Regions generating positive operating margin;
- the steady performance of the commercial vehicle line-up in Europe;
- continued cost-cutting efforts:
  - purchasing costs fell by €660 million, excluding the impact of raw materials;
  - manufacturing and logistics costs improved by €137 million;
  - G&A declined 2%, by €44 million;
  - special product-recall and warranty extension operations were carried out with a view to preserving the Group's brand image; these resulted in a €152 million increase in warranty-related costs.

The product development cycle was the reason for a €196 million increase in capitalized R&D expenses in 2007.

Renault Group – R&D expenses*

	H1 2007	H2 2007	Year 2007	Year 2006
R&D expenses	1,222	1,240	2,462	2,400
% of revenues	*5.9%*	*6.2%*	*6.1%*	*6.0%*
Capitalized development expenses	(666)	(621)	(1,287)	(1,091)
% R&D expenses	*54.5%*	*50.1%*	*52.3%*	*45.5%*
Amortization	351	324	675	654
R&D expenses recorded in the income statement	**907**	**943**	**1,850**	**1,963**

* *R&D are fully incurred by Automobile.*

Research and Development expenses amounted to €2,462 million in 2007, of which €1,287 million, or 52.3% of the total, were capitalized, compared with 45.5% in 2006. This amount reflects the ongoing development and renewal of the vehicle and powertrain range under Renault Commitment 2009.

Overall, R&D expenses recorded in the income statement amounted to €1,850 million, or 4.5% of Renault Group revenues, compared with €1,963 million in 2006, or 4.9% restated.

Other operating income and expenses showed a net charge of €116 million in 2007, compared with a net charge of €186 million in 2006.

In 2007 this item essentially comprised:

- €143 million in restructuring and workforce adjustment costs and provisions, compared with €241 million in 2006;
- capital gains amounting to €86 million, compared with €109 million in 2006, on the sale of land, mainly in France and Spain.

After recognizing this item, **Group operating** income came out at €1,238 million, versus €877 million in 2006.

Net financial income/expense showed income of €76 million in 2007, €15 million higher than in 2006. Excluding the exceptional €135 million profit on the sale of Scania securities in 2006, financial income improved by €150 million. That increase can be attributed chiefly to:

- The lower cost of borrowing in Automobile. Through sound management of its financial assets and liabilities, Automobile continues to optimize the cost of its debt, despite a slight increase in average borrowings over the period;
- Income of €53 million related to the positive impact of the fair value change in Renault SA redeemable shares at closing market price compared with a charge of €31 million in 2006.

In 2007 Renault booked a profit of €1,675 million from its share in the **net income of associated companies**:

- €1,288 million from Nissan;
- €352 million from AB Volvo.

Current and deferred taxes amounted to a net charge of €255 million (equivalent to 2006). The effective tax rate (before the impact of income from associated companies) was 19% in 2007, compared with 27% in 2006. The lower rate was due to the refund of a tax credit in Italy and the continued improvement in the profit outlook for Renault do Brasil and Renault Argentina, which made it possible to recognize some of the deferred tax assets arising on loss carryforwards in those countries.

Net income was €2,734 million, compared with €2,960 million in 2006. After neutralizing Renault shares held by Nissan and treasury stock, earnings per share came to €10.32, compared with €11.23 in 2006.

2.1.2. Investments and future-related costs

Net capital expenditure by Automobile came to €3,565 million in 2007 (including €1,287 million in capitalized R&D expenses) compared with €3,585 million in 2006 (including €1,091 million in capitalized R&D expenses).

TANGIBLE AND INTANGIBLE INVESTMENTS NET OF DISPOSALS, BY DIVISION

€ million	2007	2006
Tangible investments	3,160	3,340
Intangible investments	1,347	1,129
o/w capitalized R&D	*1,287*	*1,091*
o/w other intangible investments	*60*	*38*
Total acquisitions	4,507	4,469
Disposal gains	(942)	(884)
Total - Automobile	**3,565**	**3,585**
Total - Sales Financing	**(7)**	**(93)**
TOTAL – GROUP	3,558	3,492

In 2007 **capital expenditure of Automobile** was directed primarily at renewing products and components and upgrading facilities:

- in Europe, range-related investments accounted for 69% of total gross outlays. Funds were allocated chiefly to the New Laguna, New Kangoo and the next Mégane;
- outside Europe, investments accounted for 33% of total gross spend, and were allocated primarily to Romania, Korea, Turkey and Mercosur to extend the range and increase production capacity.

The main non product-related investments were in quality, working conditions and the environment, as in 2006.

Renault Group - Future-related costs

[illegible]	2007	2006*
Capital expenditure, net of disposals	3,558	3,492
Capitalized development expenses	(1,287)	(1,091)
Leased vehicles (net of disposals)	(95)	(181)
Net industrial and commercial investments (1)	**2,176**	**2,220**
% of revenues	*5.3%*	*5.5%*
R&D expenses (2)	**2,462**	**2,400**
% of revenues	*6.1%*	*6.0%*
Future-related costs (1) + (2)	**4,638**	**4,620**
% of revenues	*11.4%*	*11.5%*

** Restated revenues taken into account.*

2.1.3. Automobile net debt

Net financial debt of Automobile was €2,088 million at December 31, 2007, or 9.5% of shareholders' equity (compared with 11.5% of shareholders' equity at December 31, 2006).

The €326 million reduction in net debt was due to the following factors:

- cash flow of €4,552 million, an increase of €1,289 million on a consistent basis compared with 2006. That improvement was attributable to an increase in operating margin and dividends from associated companies, of which:
  - €456 million from Nissan,
  - €477 million from AB Volvo;
- sound management of net capital expenditure, which remained stable in 2007, at €3,565 million (after €3,585 million in 2006);
- virtual stability of the working capital requirement at end-December 2007.

Automobile generated €961 million in **free cash flow**. The dividend payout was €913 million, compared with €681 million in 2006, including €863 million paid by Renault SA.

Automobile's net financial debt also improved as a result of translation gains, including €233 million in connection with yen-denominated debt.

AUTOMOBILE – NET FINANCIAL DEBT

€ million	Dec. 31, 2007	Dec. 31, 2006
Non-current financial liabilities	5,141	5,159
Current financial liabilities	2,413	4,423
Non-current financial assets - other securities, loans and derivatives on financial operations	(585)	(527)
Current financial assets	(1,184)	(1,678)
Cash and cash equivalents	(3,697)	(4,963)
Net financial debt	**2,088**	**2,414**

2.1.4. Shareholders' equity

At December 31, 2007, **shareholders' equity** had increased by €998 million to €22,069 million, compared with a restated amount of €21,071 million at December 31, 2006.

The main reasons for the increase are recognition of €2,734 million in net income for 2007, minus:

- an €803 million dividend payout by Renault, or €3.10 per share for 2006, adjusted for Renault's equity interest in Nissan and treasury stock;
- a €738 million decline in translation adjustments, mainly including the indirect impact of the change in Nissan shareholders' equity, net of yen hedging;
- a €126 million increase in treasury stock compared with December 31, 2006 as a result of share buybacks in second-half 2007 to cover dilution related to the exercise of options granted to employees;
- a €37 million decrease in the financial instrument revaluation reserve (cash flow hedges and available-for-sale financial instruments).

2.2. Consolidated financial statements

The comparative figures for 2005 and 2006 are reported after adjustment to reflect changes in accounting methods introduced in the 2007 financial statements.

2.2.1. Consolidated income statements

€ million	2007	2006	2005
Sales of goods and services	39,190	38,901	38,886
Sales financing revenues	1,492	1,431	1,360
Revenues	**40,682**	**40,332**	**40,246**
Cost of goods and services sold	(31,408)	(31,343)	(31,080)
Cost of sales financing	(1,121)	(985)	(926)
Research and development expenses	(1,850)	(1,963)	(2,034)
Selling, general and administrative expenses	(4,949)	(4,978)	(4,883)
Operating margin	**1,354**	**1,063**	**1,323**
Other operating income and expenses	(116)	(186)	191
Operating income	**1,238**	**877**	**1,514**
Net interest income (expense)	(101)	(110)	(95)
Interest income	*274*	*223*	*153*
Interest expenses	*(375)*	*(333)*	*(248)*
Other financial income and expenses, net	177	171	(232)
Financial expense	**76**	**61**	**(327)**
Share in net income (loss) of associates	**1,675**	**2,277**	**2,606**
Nissan	1,288	1,888	2,284
Other associates	387	389	322
Pre-tax income	**2,989**	**3,215**	**3,793**
Current and deferred taxes	(255)	(255)	(331)
NET INCOME	**2,734**	**2,960**	**3,462**
Net income - minority interests' share	65	74	86
Net income - Renault share	2,669	2,886	3,376
Earnings per share [1] in €	10.32	11.23	13.23
Diluted earnings per share [1] in €	10.17	11.10	13.12
Number of shares outstanding (in thousands)			
for earnings per share	258,621	256,994	255,177
for diluted earnings per share	262,362	260,090	257,342

(1) Net income – Renault share divided by number of shares stated.

2.2.2. Consolidated balance sheets

ASSETS - € million	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
NON-CURRENT ASSETS			
Intangible assets	4,056	3,422	2,972
Property, plant and equipment	13,055	13,166	12,691
Investments in associates	12,977	12,958	12,372
Nissan	10,966	10,777	10,441
Other associates	2,011	2,181	1,931
Non-current financial assets	606	563	577
Deferred tax assets	220	313	355
Other non-current assets	504	376	358
Total non-current assets	**31,418**	**30,798**	**29,325**
CURRENT ASSETS			
Inventories	5,932	5,309	5,857
Sales financing receivables	20,430	20,360	20,700
Automobile receivables	2,083	2,102	2,055
Current financial assets	1,239	2,229	1,871
Other current assets	2,375	2,043	2,413
Cash and cash equivalents	4,721	6,010	6,151
Total current assets	**36,780**	**38,053**	**39,047**
TOTAL ASSETS	**68,198**	**68,851**	**68,372**

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	Dec. 31, 2007	Dec. 31, 2006	Dec. 31, 2005
SHAREHOLDERS' EQUITY			
Share capital	1,086	1,086	1,086
Share premium	3,453	3,453	3,453
Treasury shares	(499)	(373)	(456)
Revaluation of financial instruments	68	105	54
Translation adjustment	(982)	(269)	548
Reserves	15,782	13,700	10,968
Net income - Renault share	2,669	2,886	3,376
Shareholders' equity - Renault share	**21,577**	**20,588**	**19,029**
Shareholders' equity - minority interests' share	492	483	463
Total shareholders' equity	**22,069**	**21,071**	**19,492**
NON-CURRENT LIABILITIES			
Deferred tax liabilities	118	251	231
Provisions - long-term	1,765	1,847	1,884
Non-current financial liabilities	5,413	5,430	5,901
Other non-current liabilities	523	428	516
Total non-current liabilities	**7,819**	**7,956**	**8,532**
CURRENT LIABILITIES			
Provisions - short-term	954	1,053	1,264
Current financial liabilities	1,517	3,715	2,547
Sales financing debts	21,196	21,212	22,427
Trade payables	8,224	7,384	7,788
Current tax liability	166	121	215
Other current liabilities	6,253	6,339	6,107
Total current liabilities	**38,310**	**39,824**	**40,348**
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**68,198**	**68,851**	**68,372**

2.2.3. Changes in consolidated shareholders' equity

(€ million)	Number of shares (thousand)	Share capital	Share premium	Treasury shares	Revaluation of financial instruments	Translation adjustment	Reserves	Net income (Renault share)	Shareholders' equity (Renault share)	Shareholders' equity (minority interests)	Total shareholders' equity
Balance at Dec. 31, 2005	**284,937**	**1,086**	**3,453**	**(456)**	**54**	**548**	**10,968**	**3,376**	**19,029**	**463**	**19,492**
2006 net income	-	-	-	-	-	-	-	2,886	2,886	74	2,960
Income and expenses recorded in shareholders' equity	-	-	-	-	51	(817)	21	-	(745)	(18)	(763)
Total income and expenses for the period	-	-	-	-	51	(817)	21	2,886	2,141	56	2,197
Allocation of 2005 net income	-	-	-	-	-	-	3,376	(3,376)	-	-	-
Dividends	-	-	-	-	-	-	(617)	-	(617)	(18)	(635)
Cost of stock option plans	-	-	-	-	-	-	55	-	55	-	55
(Acquisitions) / diposals of treasury shares	-	-	-	83	-	-	-	-	83	-	83
Impact of changes in the scope of consolidation and capital increases	-	-	-	-	-	-	(103)	-	(103)	(18)	(121)
Balance at Dec. 31, 2006	**284,937**	**1,086**	**3,453**	**(373)**	**105**	**(269)**	**13,700**	**2,886**	**20,588**	**483**	**21,071**
2007 net income	-	-	-	-	-	-	-	2,669	2,669	65	2,734
Income and expenses recorded in shareholders' equity	-	-	-	-	(37)	(713)	(57)	-	(807)	(28)	(835)
Total income and expenses for the period	-	-	-	-	(37)	(713)	(57)	2,669	1,862	37	1,899
Allocation of 2006 net income	-	-	-	-	-	-	2,886	(2,886)	-	-	-
Dividends	-	-	-	-	-	-	(803)	-	(803)	(50)	(853)
Cost of stock option plans	-	-	-	-	-	-	66	-	66	-	66
(Acquisitions) / diposals of treasury shares	-	-	-	(126)	-	-	-	-	(126)	-	(126)
Impact of changes in the scope of consolidation and capital increases (1)	-	-	-	-	-	-	(10)	-	(10)	22	12
Balance at Dec. 31, 2007	**284,937**	**1,086**	**3,453**	**(499)**	**68**	**(982)**	**15,782**	**2,669**	**21,577**	**492**	**22,069**

(1) The impact of changes in the scope of consolidation on the Renault share of shareholders' equity result from the treatment applied to acquisitions of minority interests and put options for buyouts of minority shareholdings in controlled companies.

2.2.4. Consolidated statements of cash flows

€ million	2007	2006	2005
Net income	2,734	2,960	3,462
Cancellation of unrealised income and expenses:			
Depreciation and amortisation	*2,865*	*2,835*	*2,705*
Share in net income (loss) of associates	*(1,675)*	*(2,277)*	*(2,606)*
Dividends received from associates	*936*	*602*	*516*
Other unrealised income and expenses (1)	*(114)*	*(430)*	*164*
Cash flow	**4,746**	**3,690**	**4,241**
Financing for final customers	(11,114)	(12,008)	(12,998)
Customer repayments	11,708	12,300	12,485
Net change in renewable dealer financing	(37)	231	(304)
Decrease (increase) in sales financing receivables	**557**	**523**	**(817)**
Bond issuance by the Sales financing division	2,022	1,875	2,988
Bond redemption by the Sales financing division	(3,139)	(2,966)	(2,866)
Net change in other Sales financing debts	1,265	(792)	1,952
Net change in other securities and loans of the Sales financing division	(359)	(58)	(39)
Net change in Sales financing financial assets and debts	**(211)**	**(1,941)**	**2,035**
Decrease (increase) in working capital (1)	**(347)**	**314**	**(374)**
CASH FLOWS FROM OPERATING ACTIVITIES	4,745	2,586	5,085
Capital expenditure	(4,644)	(4,644)	(4,018)
Acquisitions of investments, net of cash acquired	(67)	(30)	(59)
Disposals of property, plant and equipment and intangibles	1,086	1,152	1,073
Disposals of investments, net of cash acquired, and other	63	55	100
Net decrease (increase) in other securities and loans of the Automobile division (2)	615	423	(149)
CASH FLOWS FROM INVESTING ACTIVITIES	(2,947)	(3,044)	(3,053)
Transactions with minority shareholders (3)	26	(131)	(2)
Dividends paid to parent company shareholders	(863)	(664)	(494)
Dividends paid to minority shareholders	(50)	(22)	(60)
(Purchases) sales of treasury shares	(126)	85	56
Cash flows with shareholders	**(1,013)**	**(732)**	**(500)**
Bond issuance by the Automobile division	588	851	245
Bond redemption by the Automobile division	(451)	(928)	(388)
Net increase (decrease) in other financial liabilities of the Automobile division	(2,065)	1,069	(867)
Net change in financial liabilities of the Automobile division	**(1,928)**	**992**	**(1,010)**
CASH FLOWS FROM FINANCING ACTIVITIES	(2,941)	260	(1,510)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(1,143)	(198)	522

€ million	2007	2006	2005
Cash and cash equivalents: opening balance	**6,010**	**6,151**	**5,521**
Increase (decrease)	(1,143)	(198)	522
Effect of changes in exchange rate and other changes	(146)	57	108
Cash and cash equivalents: closing balance	**4,721**	**6,010**	**6,151**

(1) Other unrealised income and expenses include the change in net allocations to long-term and short-term provisions. The short-term portion was previously included in the decrease (increase) in working capital requirements.

(2) In 2006, this includes a € 135 million gain on the sale of Scania shares.

(3) Via capital increases or capital reductions and acquisitions of additional investments in controlled companies.

2.2.5. Segment information

A. Information by Division

A1. Consolidated income statements by Division

[illegible]	Automobile	Sales financing	Interdivision transactions	Consolidated total
2007				
Sales of goods and services	38,679	511	-	39,190
Sales financing revenues	-	1,492	-	1,492
External sales	**38,679**	**2,003**	**-**	**40,682**
Interdivision sales (1)	(276)	327	(51)	-
Revenues	**38,403**	**2,330**	**(51)**	**40,682**
Operating margin	**858**	**472**	**24**	**1,354**
Operating income	**767**	**457**	**14**	**1,238**
Financial expense	**-**	**-**	**-**	**76**
Share in net income (loss) of associates	**1,668**	**7**	**-**	**1,675**
Pre-tax income	**-**	**-**	**-**	**2,989**
Current and deferred taxes	-	-	-	(255)
NET INCOME	-	-	-	2,734
2006				
Sales of goods and services	38,409	492	-	38,901
Sales financing revenues	-	1,431	-	1,431
External sales	**38,409**	**1,923**	**-**	**40,332**
Interdivision sales (1)	(203)	270	(67)	-
Revenues	**38,206**	**2,193**	**(67)**	**40,332**
Operating margin	**486**	**492**	**85**	**1,063**
Operating income	**303**	**489**	**85**	**877**
Financial expense	**-**	**-**	**-**	**61**
Share in net income (loss) of associates	**2,272**	**5**	**-**	**2,277**
Pre-tax income	**-**	**-**	**-**	**3,215**
Current and deferred taxes	-	-	-	(255)
NET INCOME	-	-	-	2,960
2005				
Sales of goods and services	38,366	520	-	38,886
Sales financing revenues	-	1,360	-	1,360
External sales	**38,366**	**1,880**	**-**	**40,246**
Interdivision sales (1)	(34)	268	(234)	-
Revenues	**38,332**	**2,148**	**(234)**	**40,246**
Operating margin	**858**	**465**	**-**	**1,323**
Operating income	**1,058**	**456**	**-**	**1,514**
Financial expense	**-**	**-**	**-**	**(327)**
Share in net income (loss) of associates	**2,604**	**2**	**-**	**2,606**
Pre-tax income	**-**	**-**	**-**	**3,793**
Current and deferred taxes	-	-	-	(331)
NET INCOME	-	-	-	3,462

(1) Interdivision transactions are carried out under near-market conditions.

A2. Consolidated balance sheets by Division - December 31, 2007

ASSETS - € million	Automobile	Sales financing	Interdivision transactions (1)	Consolidated total
NON-CURRENT ASSETS				
Property, plant and equipment and intangible assets	16,788	343	(20)	17,111
Investments in associates	12,956	21	-	12,977
Non-current financial assets - investments in non-controlled entities	2,423	10	(2,395)	38
Non-current financial assets - other securities, loans and derivatives on financing operations of the Automobile division	585	-	(17)	568
Deferred tax assets and other non-current assets	603	111	10	724
Total non-current assets	**33,355**	**485**	**(2,422)**	**31,418**
CURRENT ASSETS				
Inventories	5,927	5	-	5,932
Customer receivables	2,177	21,104	(768)	22,513
Current financial assets	1,184	608	(553)	1,239
Other current assets	1,839	2,124	(1,588)	2,375
Cash and cash equivalents	3,697	1,319	(295)	4,721
Total current assets	**14,824**	**25,160**	**(3,204)**	**36,780**
TOTAL ASSETS	**48,179**	**25,645**	**(5,626)**	**68,198**

30

SHAREHOLDERS' EQUITY AND LIABILITIES - € million	Automobile	Sales financing	Interdivision transactions (1)	Consolidated total
SHAREHOLDERS' EQUITY	**21,987**	**2,385**	**(2,303)**	**22,069**
NON-CURRENT LIABILITIES				
Deferred tax liabilities and long-term provisions	1,582	248	53	1,883
Non-current financial liabilities	5,141	272	-	5,413
Other non-current liabilities	459	64	-	523
Total non-current liabilities	**7,182**	**584**	**53**	**7,819**
CURRENT LIABILITIES				
Short-term provisions	902	52	-	954
Current financial liabilities	2,413	-	(896)	1,517
Trade payables and Sales financing debts	8,347	21,964	(891)	29,420
Other current liabilities and current tax liability	7,348	660	(1,589)	6,419
Total current liabilities	**19,010**	**22,676**	**(3,376)**	**38,310**
TOTAL SHAREHOLDERS'EQUITY AND LIABILITIES	**48,179**	**25,645**	**(5,626)**	**68,198**

(1) Interdivision transactions are carried out under near-market conditions.

A3. Consolidated cash flow statements by Division

€ million	Automobile	Sales financing	Interdivision transactions (1)	Consolidated total
2007				
Net income	2,654	323	(243)	2,734
Cancellation of unrealised income and expenses:				
- Depreciation and amortisation	*2,815*	*87*	*(37)*	*2,865*
- Share in net income (loss) of associates	*(1,668)*	*(7)*	*-*	*(1,675)*
- Dividends received from associates	*936*	*-*	*-*	*936*
- Other unrealised income and expenses (2)	*(185)*	*55*	*16*	*(114)*
CASH FLOW	**4,552**	**458**	**(264)**	**4,746**
Decrease (increase) in sales financing receivables	-	413	144	557
Net change in Sales financing financial assets and debts	-	13	(224)	(211)
Decrease (increase) in working capital (2)	(26)	(336)	15	(347)
CASH FLOWS FROM OPERATING ACTIVITIES	**4,526**	**548**	**(329)**	**4,745**
Purchases of intangible assets	(1,347)	(1)	-	(1,348)
Purchases of property, plant and equipment (3)	(3,160)	(145)	9	(3,296)
Disposals of property, plant and equipment and intangibles (3)	942	141	3	1,086
Acquisition of investments, net of disposals and other	41	(45)	-	(4)
Net decrease (increase) in other securities and loans of the Automobile division (3)	652	-	(37)	615
CASH FLOWS FROM INVESTING ACTIVITIES	**(2,872)**	**(50)**	**(25)**	**(2,947)**
Cash flows with shareholders	(1,017)	(248)	252	(1,013)
Net change in financial liabilities of the Automobile division	(1,765)	-	(163)	(1,928)
CASH FLOWS FROM FINANCING ACTIVITIES	**(2,782)**	**(248)**	**89**	**(2,941)**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(1,128)**	**250**	**(265)**	**(1,143)**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Other unrealised income and expenses include the change in net allocations to long-term and short-term provisions. The short-term portion was previously included in the decrease (increase) in working capital requirements.

(3) Including impact of leased vehicles:

€ million	Automobile	Sales financing	Group total
Purchases of property, plant and equipment	(876)	(130)	(1,006)
Disposals of property, plant and equipment	767	144	911

€ million	Automobile	Sales financing	Interdivision transactions (1)	Consolidated total
2006				
Net income	2,603	312	45	2,960
Cancellation of unrealised income and expenses:				
- Depreciation and amortisation	*2,817*	*86*	*(68)*	*2,835*
- Share in net income (loss) of associates	*(2,272)*	*(5)*	*-*	*(2,277)*
- Dividends received from associates	*602*	*-*	*-*	*602*
- Other unrealised income and expenses (2)	*(487)*	*32*	*25*	*(430)*
CASH FLOW	**3,263**	**425**	**2**	**3,690**
Decrease (increase) in Sales financing receivables	-	524	(1)	523
Net change in Sales financing financial assets and debts	-	(1,935)	(6)	(1,941)
Decrease (increase) in working capital (2)	281	70	(37)	314
CASH FLOWS FROM OPERATING ACTIVITIES	**3,544**	**(916)**	**(42)**	**2,586**
Purchases of intangible assets	(1,129)	(3)	-	(1,132)
Purchases of property, plant and equipment (3)	(3,340)	(193)	21	(3,512)
Disposals of property, plant and equipment and intangibles (3)	884	268	-	1,152
Acquisition of investments, net of disposals and other	23	2	-	25
Net decrease (increase) in other securities and loans of the Automobile division (4)	421	-	2	423
CASH FLOWS FROM INVESTING ACTIVITIES	**(3,141)**	**74**	**23**	**(3,044)**
Cash flows with shareholders	(719)	(14)	1	(732)
Net change in financial liabilities of the Automobile division	966	-	26	992
CASH FLOWS FROM FINANCING ACTIVITIES	**247**	**(14)**	**27**	**260**
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**650**	**(856)**	**8**	**(198)**

(1) Interdivision transactions are carried out under near-market conditions.

(2) Other unrealised income and expenses include the change in net allocations to long-term and short-term provisions. The short-term portion was previously included in the decrease (increase) in working capital requirements.

(3) Including impact of leased vehicles:

€ million	Automobile	Sales financing	Group total
Purchases of property, plant and equipment	(969)	(165)	(1,134)
Disposals of property, plant and equipment	685	268	953

(4) In 2006, this includes a €135 million gain on the sale of Scania shares.

B. Information by geographic area

[illegible]	France	Europe	Euromed	Asia-Africa	America	Consolidated total
2007						
Revenues	13,105	17,342	4,310	2,757	3,168	40,682
Capital expenditure	3,238	598	408	266	134	4,644
Property, plant and equipment and intangibles	11,363	2,559	1,751	756	682	17,111
Other operating assets (1)	5,130	3,060	813	577	810	10,390
2006						
Revenues	13,643	17,950	3,733	2,689	2,317	40,332
Capital expenditure	2,961	865	373	283	162	4,644
Property, plant and equipment and intangibles	10,928	2,737	1,526	735	662	16,588
Other operating assets (1)	4,779	2,941	766	331	637	9,454
2005						
Revenues	13,753	18,889	3,396	2,130	2,078	40,246
Capital expenditure	2,607	861	362	90	98	4,018
Property, plant and equipment and intangibles	10,469	2,778	1,297	546	573	15,663
Other operating assets (1)	5,871	3,123	541	272	518	10,325

(1) Other operating assets include inventories, Automobile receivables and other current assets.

Consolidated revenues are presented by location of customers.

Property, plant and equipment and intangibles, capital expenditure and other operating assets are presented by location of subsidiaries and joint ventures.

Financial Information on the Alliance 35

Financial Information on the Alliance

The purpose of the financial data in this section is twofold: to broadly quantify the economic significance of the Renault-Nissan Alliance through key performance indicators, and to make it easier to compare the assets and liabilities of the two Groups. The data of both Groups comply with the accounting standards applied by Renault in 2007.

The characteristics of the Alliance mean, among other things, that Renault and Nissan's assets and liabilities cannot be combined. Consequently, these data do not correspond to a consolidation as defined by generally accepted accounting principles and are not certified by the statutory auditors.

The information concerning Renault is based on the consolidated figures released at December 31, 2007, while the information concerning Nissan is based on the restated consolidated figures prepared for the purposes of the Renault consolidation, covering the period from January 1 to December 31, 2007 whereas Nissan's financial year-end is March 31.

KEY PERFORMANCE INDICATORS

The preparation of the key performance indicators under Renault accounting policies takes into account the following differences from the figures published by Nissan under Japanese accounting standards:

- revenues are presented net of discounts and rebates;
- sales with buy-back commitments have been restated as leases;
- reclassifications have been made when necessary to harmonise the presentation of the main income statement items;
- restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions of 1999 and 2002 are included.

Revenues December 31, 2007

€ million	Renault	Nissan (1)	Intercompany eliminations	Alliance
Sales of goods and services	39,190	63,591	(2,953)	99,828
Sales financing revenues	1,492	4,816	-	6,308
Revenues	**40,682**	**68,407**	**(2,953)**	**106,136**

(1) Converted at the average exchange rate for 2007 : EUR 1 = JPY 161.2.

The Alliance's intercompany business mainly consists of commercial dealings between Renault and Nissan. These items have been eliminated to produce the revenue indicator. Their value is estimated on the basis of Renault's 2007 results.

The **operating margin, the operating income and the net income** of the Alliance in 2007 are as follows:

€ million	Operating margin	Operating income	Net income (2)
Renault	1,354	1,238	1,446
Nissan (1)	4,680	4,380	2,948
Alliance	**6,034**	**5,618**	**4,394**

(1) Converted at the average exchange rate for 2007: EUR 1 = JPY 161.2.

2) Renault's net income is adjusted to exclude Nissan's contribution and Nissan's net income is similarly adjusted to exclude Renault's contribution.

Intercompany transactions impacting the indicators are minor and have therefore not been eliminated.

For the Alliance, the operating margin is equivalent to 5.7% of revenues.

In 2007, the Alliance's **research and development expenses**, after capitalisation and amortisation, are as follows:

€ million	2007
Renault	1,850
Nissan	2,251
Alliance	**4,101**

Financial Information on the Alliance

BALANCE SHEET INDICATORS

CONDENSED RENAULT AND NISSAN BALANCE SHEETS

Renault at December 31, 2007

ASSETS	
Intangible assets	4,056
Property, plant and equipment	13,055
Investments in associates (excluding Alliance)	2,011
Deferred tax assets	220
Inventories	5,932
Sales financing receivables	20,430
Automobile receivables	2,083
Other assets	4,724
Cash and cash equivalents	4,721
Total assets excluding investment in Nissan	**57,232**
Investment in Nissan	10,966
TOTAL ASSETS	**68,198**

SHAREHOLDERS' EQUITY AND LIABILITIES	
Shareholders' equity	22,069
Deferred tax liabilities	118
Provisions for pension and other long-term employee benefit obligations	1,203
Financial liabilities of the Automobile division	6,658
Financial liabilities of the Sales financing division and sales financing debts	21,468
Other liabilities	16,682
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**68,198**

Nissan at December 31, 2007[1]

ASSETS	
Intangible assets	4,546
Property, plant and equipment	31,580
Investments in associates (excluding Alliance)	133
Deferred tax assets	-
Inventories	7,922
Sales financing receivables	21,897
Automobile receivables	4,380
Other assets	5,561
Cash and cash equivalents	2,733
Total assets excluding investment in Renault	**78,752**
Investment in Renault	2,050
TOTAL ASSETS	**80,802**

SHAREHOLDERS' EQUITY AND LIABILITIES	
Shareholders' equity	27,583
Deferred tax liabilities	2,079
Provisions for pension and other long-term employee benefit obligations	1,744
Financial liabilities of the Automobile division	4,574
Financial liabilities of the Sales financing division and sales financing debts	29,049
Other liabilities	15,773
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**80,802**

(1) Converted at the closing rate for 2007: EUR 1 = JPY 164.9.

The values shown for Nissan assets and liabilities reflect restatements for harmonisation of accounting standards and adjustments to fair value applied by Renault for acquisitions made in 1999 and 2002, mainly concerning revaluation of land and other tangible fixed assets, capitalisation of development expenses, and pension-related provisions.

Balance sheet items have been reclassified where necessary to make the data consistent across both Groups.

Nissan's restated balance sheet includes the securitised items presented off-balance sheet in Nissan's financial statements under Japanese GAAP.

Purchases of property, plant and equipment by both Alliance groups for 2007, excluding leased vehicles, amount to:

	2007
Renault	2,290
Nissan	3,129
Alliance	**5,419**

Based on the best available information, Renault estimates that the impact of full consolidation of Nissan on its shareholders' equity calculated under current accounting policies would result in :

- a maximum 5-10% decrease in shareholders' equity - Group share;
- a €16 billion increase in shareholders' equity - minority interests' share.



(www.renault.com)
(email: investor.relations@renault.com)

RENAULT - INVESTOR RELATIONS DEPARTMENT
13-15, QUAI LE GALLO - 92513 BOULOGNE BILLANCOURT CEDEX - FRANCE - TEL.: 33 (0)1 76 84 53 09

RENAULT

PRESS RELEASE

December 8, 2007

RENAULT BECOMES THE STRATEGIC PARTNER OF AVTOVAZ

- **Sergey Chemezov, Head of Russian Technologies, Chaiman of the Board of Avtovaz, Serguei Skvortsov, President of Troika Capital Partners and Carlos Ghosn, President and CEO of Renault signed on December 8, 2007 a Memorandum of Understanding (MOU) in Togliatti, Russia.**
- **This partnership would allow AvtoVaz and Renault to:**
  - **Accelerate the development of AvtoVaz, renew and expand its vehicle range**
  - **Grow the Lada brand while respecting its identity, in order to maintain its leadership**
  - **Share technological expertise and know-how**
- **Russian Technologies, currently representing the main shareholder of AvtoVaz, would keep an interest in AvtoVaz's capital and ensure continuous support from the Russian State.**

Russian Technologies and Renault would become equal shareholders of AvtoVaz in the spirit of a long-term partnership. Once the capital of AvtoVaz has been restructured in the first half of 2008, a holding equally owned by Russian Technologies and Renault would control a total of 50% of the shares of the company (AvtoVaz). Renault would become a significant AvtoVaz shareholder.

AvtoVaz and Renault would share know-how and technology particularly in relation to manufacturing and marketing and with the aim of improving the attractiveness, competitiveness and overall quality of AvtoVaz's products. They would also exchange executive managers in various fields of expertise in order to optimise integration and boost the transformation of AvtoVaz into a global automotive player with a capacity of well over 1 million vehicles per year.

Direction de la Communication
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 89 08 56
Sites : www.renault.com & www.media.renault.com

The partnership would also include cooperation in relation to engines and gearboxes with the view to equip both AvtoVaz and Renault vehicles.

This investment should also significantly contribute to enhancing Renault and the Renault-Nissan Alliance's competitive position on the Russian market.

AvtoVaz would benefit from Renault's contributions in relation to platforms and power-trains which are expected to help the company to renew faster and enhance the entire Lada product line. This would apply to AvtoVaz' C-segment project.

Russia should become Renault Group's main market as a result of the partnership. Sale volumes of Lada vehicles, in agreement with AvtoVaz and its shareholders, will be consolidated by Renault. Consequently, sale volumes represented in Renault's Commitment 2009 will be revised upwards.

This agreement punctuates a long and transparent selection process that led to Renault's offer being considered competitive financially and the best from an industrial and technological viewpoint.

About AvtoVaz

AvtoVaz is one of the biggest car makers in Europe and the leading auto manufacturer in Russia, controlling around 70% of domestic car production. Company manufacturing capacities allow for production of over 1 000 000 cars annually. The company features models such as the LADA-ELFI (a miniature city car), the VAZ-1111E (a four-seat electric car), the VAZ-2115 (sedan), and the Niva 2131(an all-wheel drive SUV). The company has a $330 million joint venture with General Motors -- GM-AvtoVaz -- to manufacture the Chevy-Niva SUV and Chevy Viva cars. AvtoVaz and GM each hold a 41.5% share in the venture, while the European Bank for Reconstruction and Development owns the

remaining 17%. In 2006, AvtoVaz's net profit was 2 512 million rubles (70.5 million euros), up by 79,4% from 2005.

About Renault and the Alliance in Russia

Renault is a global automotive manufacturer selling 2.5 million vehicles worldwide (2007 forecast including 100 000 in Russia).

Renault, together with Nissan, its strategic partner in the Renault Nissan Alliance, is the fourth biggest manufacturer worldwide with 6.3 million cars forecasted for 2007.

Both companies are developing quickly on emerging markets and have already announced in 2007 important joint projects in India and Morocco.

Renault was established in Russia in 1905, created the Avtoframos company in 1998 in partnership with the City of Moscow, began production in its Moscow plant in 2005, and announced in 2007 that the plant's capacity would be doubled.

Nissan's production site in Saint Petersburg is under construction.

This partnership with AvtoVaz would open new development opportunities for Renault and for the Alliance on the Russian market, as well as component sharing activities.

Renault Commitment 2009

... is a growth plan whose ambition is to make and sustain Renault as the most profitable European volume car company. The three major commitments are:

- **Quality:** Position the next Laguna, which was launched in October 2007, among the top three models in its segment in terms of product and service quality;
- **Profitability:** Achieve an operating profit margin of 6% in 2009;
- **Growth:** Sell an additional 800,000 units in 2009 as compared to 2005.

Press contact: Rochelle CHIMENES, +33 1 76 84 19 05

Renault Corporate Information Department

Mahindra | RENAULT | NISSAN MOTOR COMPANY

PRESS RELEASE

January 8, 2008

M&M realigns manufacturing plans and defers investment in the Chennai automotive manufacturing plant, while Renault & Nissan maintain their plans for the greenfield plant in Chennai.

In February 2007, Mahindra & Mahindra, Renault & Nissan announced their intent to set up a joint manufacturing facility at Oragadam, outside Chennai and signed an MOU with the Government of Tamil Nadu.

M&M has since reviewed its plans, while Renault and Nissan continue to be fully committed to their industrial development plans.

- M&M will utilize capacity available at their new plant in Chakan and other existing plants to meet its medium term requirements and hence shall not participate in the joint plant at Oragadam. Mahindra shall continue its Mahindra Research Valley (MRV) at Chengelpet and MRV test track and tractor plant plans, in Oragadam. It shall simultaneously evaluate a new automotive plant at Oragadam to further enhance its capacity. The Chakan plant owned by Mahindra will manufacture Mahindra as well as Mahindra international truck products.
- Renault and Nissan maintain their development plans for the creation of a new industrial plant in Chennai. They maintain their long term commitment to India, with local development including design, engineering, component outsourcing, manufacturing, etc.

Nevertheless, Mahindra and Renault appreciate their ongoing partnership and continue to have a strong relationship through their existing joint venture Mahindra Renault Pvt. Ltd. (MRPL) that has launched the Logan in India. As of Dec 31,2007, the Logan has captured and 11% market share in the C segment since the launch in May, thus becoming third in

Direction de la Communication
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 63 36 – Fax: + 33 (0)1 76 84 52 89
Sites : www.renault.com & www.media.renault.com

the segment. Mahindra and Renault will also evaluate the feasibility of launching the Logan MCV.

The new products that will be manufactured by Renault at its Chennai plant are planned to be marketed by MRPL under the Mahindra Renault brand to be sold through the M&M sales channel.

Press contacts:
Rochelle Chimenes
Renault SAS
Corporate Information Department
+33 (0)1 76 84 19 05
www.media.renault.com – www.renault.com

Ashish Sinharoy
Renault India Pvt. Ltd.
VP, Corporate Affairs & Communications
+91 22 3083 5711

Pauline Kee
Nissan Motor Co., Ltd.
Global Communications
TEL: +81-3-5565-2141
http://press.nissan-global.com/EN

Roma Balwani
Mahindra & Mahindra
Corporate Communications
+91 (0) 98 2493 1441

RENAULT

Direction Financière
API : FR QLG V15 3 55
13-15 quai Alphonse Le Gallo
92513 Boulogne Billancourt cedex

Boulogne, le : 29/10/2007

RENAULT SA : DECLARATION DES TRANSACTIONS SUR ACTIONS PROPRES

Raison sociale de l'émetteur : Renault S.A.
Transactions sur actions propres réalisées du 22/10/2007 au 26/10/2007

	Nombre de titres achetés	Prix moyen pondéré (en euros)	Montant (en euros)
Séance du 22/10/2007	110 000	103,289	11 361 790
Séance du 23/10/2007	110 000	106,379	11 701 690
Séance du 24/10/2007	120 000	106,612	12 793 440
Séance du 25/10/2007	110 000	106,654	11 731 940
Séance du 26/10/2007	70 000	111,116	7 778 120
TOTAL	520 000	106,47	55 366 980

RENAULT SA : DISCLOSURE OF TRADING IN OWN SHARES

Name: Renault S.A.
Trading in own shares from 10/22/2007 to 10/26/2007

	Number of purchased shares	Weighted average price (in euros)	Amount (en euros)
10/22/2007	110, 000	103.289	11, 361, 790
10/23/2007	110, 000	106.379	11, 701, 690
10/24/2007	120, 000	106.612	12, 793, 440
10/25/2007	110, 000	106.654	11, 731, 940
10/26/2007	70, 000	111.116	7, 778, 120
TOTAL	520, 000	106.47	55, 366, 980

RENAULT

Direction Financière
API : FR QLG V15 3 55
13-15 quai Alphonse Le Gallo
92513 Boulogne Billancourt cedex

Boulogne, le : 05/11/2007

RENAULT SA : DECLARATION DES TRANSACTIONS SUR ACTIONS PROPRES

Raison sociale de l'émetteur : Renault S.A.
Transactions sur actions propres réalisées du 29/10/2007 au 02/11/2007

	Nombre de titres achetés	Prix moyen pondéré (en euros)	Montant (en euros)
Séance du 29/10/2007	70 000	114,988	8 049 160
Séance du 30/10/2007	70 000	115,262	8 068 340
Séance du 31/10/2007	27 650	115,645	3 197 584
TOTAL	167 650	115,21	19 315 084,25

RENAULT SA : DISCLOSURE OF TRADING IN OWN SHARES

Name: Renault S.A.
Trading in own shares from 10/29/2007 to 11/02/2007

	Number of purchased shares	Weighted average price (in euros)	Amount (en euros)
10/29/2007	70, 000	114.988	8, 049,160
10/30/2007	70, 000	115.262	8, 068, 340
10/31/2007	27, 650	115.645	3, 197, 584
TOTAL	167, 650	115.21	19, 315, 084.25

RENAULT

Direction des Relations Financières
Direction Financière
API : FR QLG V15 3 55
13-15 quai Alphonse Le Gallo
92513 Boulogne Billancourt cedex

Boulogne, le : 05/11/2007

RENAULT SA : DECLARATION DES TRANSACTIONS SUR ACTIONS PROPRES

Raison sociale de l'émetteur : Renault S.A.
Transactions sur actions propres réalisées du 01/10/2007 au 31/10/2007

Date	Nombre de titres achetés	Prix moyen pondéré (en Euro)	Montant (en Euro)
01/10/2007	105 000	104,032	10 923 360,00
02/10/2007	110 000	107,935	11 872 850,00
03/10/2007	80 000	108,869	8 709 520,00
04/10/2007	100 000	108,57	10 857 000,00
05/10/2007	70 000	110,896	7 762 720,00
08/10/2007	70 000	111,588	7 811 160,00
09/10/2007	70 000	112,822	7 897 540,00
10/10/2007	80 000	113,172	9 053 760,00
11/10/2007	70 000	112,095	7 846 650,00
12/10/2007	60 000	109,26	6 555 600,00
15/10/2007	103 000	109,12	11 239 360,00
16/10/2007	106 000	107,817	11 428 602,00
17/10/2007	80 000	108,984	8 718 720,00
18/10/2007	110 000	109,464	12 041 040,00
19/10/2007	125 000	106,736	13 342 000,00
22/10/2007	110 000	103,289	11 361 790,00
23/10/2007	110 000	106,379	11 701 690,00
24/10/2007	120 000	106,612	12 793 440,00
25/10/2007	110 000	106,654	11 731 940,00
26/10/2007	70 000	111,116	7 778 120,00
29/10/2007	70 000	114,988	8 049 160,00
30/10/2007	70 000	115,262	8 068 340,00
31/10/2007	27 650	115,645	3 197 584,25
TOTAL	2 026 650	108,92	220 741 946,25

RENAULT SA : DISCLOSURE OF TRADING IN OWN SHARES

Name: Renault S.A.
Trading in own shares from 10/01/2007 to 10/31/2007

	Number of purchased shares	Weighted average price (in euros)	Amount (en euros)
10/01/2007	105,000	104.32	10,923,360.00
10/02/2007	110,000	107.935	11,872,850.00
10/03/2007	80,000	108.869	8,709,520.00
10/04/2007	100,000	108.57	10,857,000.00
10/05/2007	70,000	110.896	7,762,720.00
10/08/2007	70,000	111.588	7,811,160.00
10/1092007	70,000	112.822	7,897,540.00
10/10/2007	80,000	113.172	9,053,760.00
10/11/2007	70,000	112.095	7,846,650.00
10/12/2007	60,000	109.26	6,555,600.00
10/15/2007	103,000	109.12	11,239,360.00
10/16/2007	106,000	107.817	11,428,602.00
10/17/2007	80,000	108.984	8,718,720.00
10/18/2007	110,000	109.464	12,041,040.00
10/19/2007	125,000	106.736	13,342,000.00
10/22/2007	110,000	103.289	11,361,790.00
10/23/2007	110,000	106.379	11,701,690.00
10/24/2007	120,000	106.612	12,793,440.00
10/25/2007	110,000	106.654	11,731,940.00
10/26/2007	70,000	111.116	7,778,120.00
10/29/2007	70,000	114.988	8,049,160.00
10/30/2007	70,000	115.262	8,068,340.00
10/31/2007	27,650	115.645	3,197,584.25
TOTAL	2 026 650	108.92	220 741 946.25

RENAULT

Direction Financière
API : FR QLG V15 3 55
13-15 quai Alphonse Le Gallo
92513 Boulogne Billancourt cedex

Boulogne, le : 18/01/2008

RENAULT SA : DECLARATION DES TRANSACTIONS SUR ACTIONS PROPRES

Raison sociale de l'émetteur : Renault S.A.
Transactions sur actions propres réalisées du 10/01/2008 au 18/01/2008

	Nombre de titres achetés	Prix moyen pondéré (en euros)	Montant (en euros)
Séance du 10/01/2008	150 000	84,54	12 681 000
Séance du 11/01/2008	150 000	85,31	12 796 500
Séance du 14/01/2008	150 000	86,73	13 009 500
Séance du 15/01/2008	236 441	83,21	19 675 885
Séance du 16/01/2008	172 848	80,42	13 900 537
Séance du 17/01/2008	165 000	79,80	13 167 000
Séance du 18/01/2008	165 000	78,23	12 907 950
TOTAL	1 189 289	82.52	98 138 372

RENAULT SA : DISCLOSURE OF TRADING IN OWN SHARES

Name: Renault S.A.
Trading in own shares from 01/10/2008 to 01/18/2008

	Number of purchased shares	Weighted average price (in euros)	Amount (en euros)
01/10/2008	150, 000	84.54	12, 681, 000
01/11/2008	150, 000	85.31	12, 796, 500
01/14/2008	150, 000	86.73	13, 009, 500
01/15/2008	236, 441	83.21	19, 675, 885
01/16/2008	172, 848	80.42	13, 900, 537
01/17/2008	165,000	79.80	13, 167, 000
01/18/2008	165,000	78.23	12, 915 668
TOTAL	1, 189, 289	82.52	98, 138, 372

RENAULT

Direction Financière
API : FR QLG V15 3 55
13-15 quai Alphonse Le Gallo
92513 Boulogne Billancourt cedex

Boulogne, le : 28/01/2008

RENAULT SA : DECLARATION DES TRANSACTIONS SUR ACTIONS PROPRES

Raison sociale de l'émetteur : Renault S.A.
Transactions sur actions propres réalisées du 21/01/2008 au 25/01/2008

	Nombre de titres achetés	Prix moyen pondéré (en euros)	Montant (en euros)
Séance du 21/01/2008	125 000	76,79	9 598 750
Séance du 22/01/2008	100 000	75,49	7 549 000
Séance du 23/01/2008	100 000	74,81	7 481 000
Séance du 24/01/2008	76 711	77,82	5 969 650
Séance du 25/01/2008	27 000	79,55	2 417 850
TOTAL	428 711	76,38	32 746 250

RENAULT SA : DISCLOSURE OF TRADING IN OWN SHARES

Name: Renault S.A.
Trading in own shares from 01/21/2008 to 01/25/2008

	Number of purchased shares	Weighted average price (in euros)	Amount (en euros)
01/21/2008	125, 000	76.79	9, 598, 750
01/22/2008	100, 000	75.49	7, 549, 000
01/23/2008	100, 000	74.81	7, 481, 000
01/24/2008	76, 711	77.82	5, 969, 650
01/25/2008	27, 000	79.55	2, 417, 850
TOTAL	428, 711	76.38	32, 746, 250

RENAULT

Direction des Relations Financières
Direction Financière
API : FR QLG V15 3 55
13-15 quai Alphonse Le Gallo
92513 Boulogne Billancourt cedex

Boulogne, le : 06/02/2008

RENAULT SA : DECLARATION DES TRANSACTIONS SUR ACTIONS PROPRES

Raison sociale de l'émetteur : Renault S.A.
Transactions sur actions propres réalisées du 01/01/2008 au 31/01/2008

Date	Nombre de titres achetés	Prix moyen pondéré (en Euro)	Montant (en Euro)
10/01/2008	150 000	84,54	12 681 000
11/01/2008	150 000	85,31	12 796 500
14/01/2008	150 000	86,73	13 009 500
15/01/2008	236 441	83,217	19 675 885
16/01/2008	172 848	80,421	13 900 537
17/01/2008	165 000	79,80	13 167 000
18/01/2008	165 000	78,23	12 907 950
21/01/2008	125 000	76,79	9 598 750
22/01/2008	100 000	75,49	7 549 000
23/01/2008	100 000	74,81	7 481 000
24/01/2008	76 711	77,82	5 969 650
25/01/2008	27 000	79,55	2 417 850
TOTAL	1 618 000	80,89	130 884 622

Les rachats d'actions sont destinés à couvrir la dilution liée à l'exercice des options accordées aux salariés.

RENAULT SA : DISCLOSURE OF TRADING IN OWN SHARES

Name: Renault S.A.
Trading in own shares from 01/01/2008 to 01/31/2007

	Number of purchased shares	Weighted average price (in euros)	Amount (en euros)
01/10/2008	150, 000	84.54	12, 681, 000
01/11/2008	150, 000	85.31	12, 796, 500
01/14/2008	150, 000	86.73	13, 009, 500
01/15/2008	236, 441	83.217	19, 675, 885
01/16/2008	172, 848	80.421	13, 900, 537
01/17/2008	165, 000	79.80	13, 167, 000
01/18/2008	165, 000	78.23	12, 907, 950
01/21/2008	125, 000	76.79	9, 598, 750
01/22/2008	100, 000	75.49	7, 549, 000
01/23/2008	100, 000	74.81	7, 481, 000
01/24/2008	76, 711	77.82	5, 969, 650
01/25/2008	27, 000	79.55	2, 417, 850
TOTAL	1, 618, 000	80.89	130, 884, 622

The purpose of share buy-backs is to cover the dilution arising from the exercise of stock options granted to employees

RENAULT NISSAN PROJECT BETTER PLACE

PRESS RELEASE January 21, 2008

Renault-Nissan and Project Better Place prepare for first mass marketed electric vehicles

MOU signed today in Jerusalem for first application on Israeli market

In a significant move towards reducing CO_2 car emissions as well as particles pollution, the Renault-Nissan Alliance and Project Better Place engage in a breakthrough with electric vehicles in Israel.
The solution framework comes in response to the Israeli State's challenge to the auto industry and its supply chain to migrate the country's transportation infrastructure to renewable sources of energy.

For the first time in history, all the conditions necessary for electric vehicles to be successfully mass-marketed will be brought together in a partnership between the Renault-Nissan Alliance and Project Better Place in Israel. The Israeli government would provide tax incentives to customers, Renault would supply the electric vehicles, and Project Better Place would construct and operate an Electric Recharge Grid across the entire country. Electric vehicles will be available for customers in 2011.

- **100% electric vehicles:** Renault's vehicles will run on pure electricity for all functions. The objective of zero emissions will be achieved, while at the same time offering driving performances similar to a 1.6 liter gasoline engine. Renault's electric vehicles will be equipped with lithium-ion batteries, ensuring greater driving range and longevity.

- **Innovative business model:** For the first time in the electric vehicle business, ownership of the car is separated from the requirement to own a battery. Consumers will buy and own their car and subscribe to energy, including the use of the battery, on a basis of kilometers driven. This model is similar to the way mobile phones are sold, with an initial purchase and a monthly subscription for the mobility service.

- **Competitive cost of ownership:** The Israeli government recently extended a tax incentive on the purchase of any zero-emissions vehicle until 2019, making them more affordable. Combined with the lower cost of electricity as opposed to fuel-based energy, and the vehicle's lifetime guarantee, the total cost of ownership for the customer will be significantly lower than that of a fuel-based car over the life cycle of the vehicle.

RENAULT PRESSE
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 89 08 56

- **Electric Recharge Grid infrastructure:** California-based Project Better Place plans to deploy a massive network of battery charging spots. Driving range will no longer be an obstacle, because customers will be able to plug their cars into charging units in any of the 500,000 charging spots in Israel. An on-board computer system will indicate to the driver the remaining power supply and the nearest charging spot. Nissan, through its joint venture with NEC, has created a battery pack that meets the requirements of the electric vehicle and will mass-produce it. Renault is working on development of exchangeable batteries for continuous mobility. The entire framework will go through a series of tests starting this year.

- **Perfect first mass market:** In Israel, where 90% of car owners drive less than 70 kilometers per day, and all major urban centers are less than 150 kilometers apart, electric vehicles would be the ideal means of transportation and could therefore cover most of the population's transportation needs.

Along with Project Better Place, this is the first illustration of the Alliance's commitment to mass-market zero-emission vehicles all over the world.

Project Better Place
Project Better Place is a venture-backed company that aims to reduce global dependency on oil through the creation of a market-based transportation infrastructure that supports electric vehicles, providing consumers with a cleaner, sustainable, personal transportation alternative. Launched in October 2007, Project Better Place will build its first pilot Electric Recharge Grid in Israel and plans to deploy the infrastructure on a country-by-country basis with initial deployments beginning in 2010.

The Renault-Nissan Alliance
The Renault-Nissan Alliance, created in 1999, has sold 6,163,000 vehicles in 2007 (estimated).

Moses Carasso & Sons, Ltd. has imported Renault and Nissan cars in Israel since 1948.

Renault Corporate
The Renault Group generated global revenues of €41,528 million in 2006. It designs, engineers, manufactures and sells passenger and light commercial vehicles throughout the world. The Renault Group is present in 118 countries and sells vehicles under its three brands – Renault, Dacia and Samsung. The Renault Group employs 129,000 people worldwide.

Nissan Corporate

The Nissan Motor Company generated global net revenues of 10.468 trillion yen in 2006. Nissan is present in all major global auto markets selling a comprehensive range of cars, pickup trucks, SUVs and light commercial vehicles under the Nissan and Infiniti brands. Nissan employs over 180,000 people worldwide.

###

Press Contacts:

Renault SAS
Rochelle Chimenes, Corporate Press Officer
rochelle.chimenes@renault.com
T : +33 (0)1 76 84 64 69
www.media.renault.com – www.renault.com

Pauline Kee, p-kee@mail.nissan.co.jp
Tomo Nagami, tnagami@mail.nissan.co.jp
NISSAN MOTOR CO., LTD.
TEL: +81-3-5565-2141
http://press.nissan-global.com/EN

Project Better Place (www.projectbetterplace.com)
Julie Mullins
julie.mullins@hillandknowlton.com (non-US media)
+44 (0)20 7413 5946

Saskia Stegeman
Saskia.stegeman@hillandknowlton.com (US media)
+1 202.944.1975

Moshe Debby
Moshe@debby.co.il (Israel media)
+972-52-8748744

RECEIVED
2008 APR -1 A 10:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Le 27 février 2008

DECLARATION SUR LE CAPITAL

Conformément à l'article L 225-178 du Code de Commerce, le Conseil d'administration de Renault, dans sa séance du 12 février 2008, a constaté l'augmentation de capital résultant de la création de 11 000 nouvelles actions à la suite de la levée par anticipation de 11 000 options de souscription d'actions au prix moyen de 77,90 euros par action au cours de l'exercice 2007.

A la suite de cette constatation, dans le cadre des autorisations données par l'Assemblée Générale des actionnaires du 2 mai 2007, le même Conseil d'administration, a procédé à l'annulation de 11 000 actions détenues en propre et devenues sans affectation, et à la réduction de capital qui en découle.

Par conséquent, à l'issue de ces deux opérations, le capital social et le nombre des actions qui le représentent restant inchangés, il n'a été procédé à aucune modification des statuts.

DISCLOSURE ON CAPITAL

According to the article L 225-178 of the Commercial Code, the Board of Directors of Renault in its session of February 12, 2008, took note of the capital increase resulting from the creation of 11,000 new shares after the exercise by anticipation of 11,000 stock options for share subscription at 77.90 euro average price during the 2007 financial year.

Following this statement, within the authorization granted by the Shareholders' General Meeting of May 2nd, 2007, the same Board of Directors proceeded to the cancellation of 11,000 own shares and become without affectation, and to the resulting capital decrease.

Consequently, at the conclusion of these two operations, the authorized capital and the number of shares which represent it, remaining unchanged, the articles of association have not been modified.

RENAULT

February 29, 2008

BY SIGNING THE FINAL AGREEMENTS,

RENAULT AND AVTOVAZ CONFIRM THEIR STRATEGIC PARTNERSHIP

- **February 29, 2008, Moscow, Russia: Serguey Chemezov, Head of Russian Technologies, Chairman of the Board of AvtoVAZ, Anatoli Issaïkine, Head of Rossoboronexport, Boris Alyoshin, President of AvtoVAZ, Ruben Vardanian, President of Troika Dialog Group Limited, Serguei Skvortsov, President of Troika Capital Partners representing Troika Dialog Investments Limited and Carlos Ghosn, President and CEO of Renault signed several agreements confirming the strategic partnership between AvtoVAZ and Renault.**
- **Renault will invest 1 billion US dollars for 25% + 1 share of AvtoVAZ's shares*.**
- **These agreements, which ensure the implementation of the strategic partnership announced on December 8, 2007 would allow AvtoVAZ and Renault to:**
  - **Accelerate the development of AvtoVAZ, renew and expand its vehicle range**
  - **Grow the Lada brand while respecting its identity, in order to maintain its leadership**
  - **Share technological expertise and know-how.**

Russian Technologies and Renault will become equal shareholders of AvtoVAZ in the spirit of a long-term partnership. Once the capital of AvtoVAZ has been restructured in the first half of 2008, Russian Technologies and Renault will each own 25% + 1 of the ordinary and preferred shares of the company.

AvtoVAZ and Renault will share know-how and technology particularly in relation to manufacturing and marketing and with the aim of improving the attractiveness, competitiveness and overall quality of AvtoVAZ's products.

AvtoVAZ will benefit from Renault's contributions in relation to platforms and power trains in order to rapidly renew and enhance the entire Lada product line. The first Lada vehicle to come from this partnership could be commercialized at the end of 2009.

Sales volumes of Lada vehicles, in agreement with AvtoVAZ, will be consolidated by Renault. Consequently, Russia will become the Renault Group's main market.

After March 1st**, and in order to optimize integration and boost the transformation of AvtoVAZ into a global automotive player, Renault shall propose five executives to join the executive committee of AvtoVAZ, four of whom come from Renault and one from AvtoVAZ:

Direction de la Communication
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 89 08 56
www.renault.com & www.media.renault.com

- Chief Operating Officer - Yann Vincent
- Executive Vice-President, Plan, Product Planning and Programs - Hugues Desmarchelier
- Senior Vice-President, Controlling - whose name will be announced later
- Executive Vice-President, Purchasing - Christian Muller
- Executive Vice-President, Engineering - Maxim Nagaytsev

Renault shall be attributed three of the twelve seats on the Board of Directors of AvtoVAZ and will be represented by Carlos Ghosn, President and CEO of Renault, Patrick Pelata, Executive Vice President, and Thierry Moulonguet, Executive Vice President.

Renault and AvtoVAZ shall rely on a Joint Strategic Committee to decide the strategy and coordinate the activities common to both companies, each of which retains its autonomy of decision-making and strategic orientation.

** This amount does not include the payment of a supplementary price (earn out) to be fixed according to AvtoVAZ's financial performance in 2008 - 2009.*
*** Upon approval of the European Commission.*

AvtoVAZ
AvtoVAZ is one of the biggest carmakers in Europe and the leading auto manufacturer in Russia, controlling around 70% of domestic car production. Company manufacturing capacities allow for production of over 750 000 cars annually. AvtoVAZ produces 14 models in 6 segments including the Lada Kalina, the Lada Priora and the Lada 4x4. The company has a $330 million joint venture with General Motors -- GM-AvtoVAZ -- to manufacture the Chevy-Niva SUV and Chevy Viva cars. AvtoVAZ and GM each hold a 41.5% share in the venture, while the European Bank for Reconstruction and Development owns the remaining 17%. In 2006, AvtoVAZ's net revenues were 184,093 million rubles (USD 6,771 millions).

Renault and the Alliance in Russia
Renault was established in Russia in 1905, created the Avtoframos company in 1998 in partnership with the City of Moscow, began production in its Moscow plant in 2005, and announced in 2007 that the plant's capacity would be doubled.
Nissan's production site in Saint Petersburg is under construction.
The Renault-Nissan Alliance, created in 1999, has sold 6,160,046 vehicles in 2007. The Alliance aims to be ranked in the top three in terms of quality, technology and profitability amongst the major global automakers.
This partnership with AvtoVAZ should open new development opportunities for Renault and for the Alliance on the Russian market, as well as component sharing activities.

Press contact: Rochelle CHIMENES, + 33 (0)1 76 84 19 05

Direction de la Communication
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 63 36 – Fax: + 33 (0)1 76 84 52 89
Sites : www.renault.com & www.media.renault.com

RENAULT

PRESS RELEASE

RECEIVED

2008 APR -1 A 10:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 12, 2008

From May 5, 2008

KATSUMI NAKAMURA WILL BE APPOINTED EVP, LEADER OF ASIA-AFRICA (MRC), AND WILL BECOME A MEMBER OF RENAULT GROUP EXECUTIVE COMMITTEE (GEC)

From May 5, 2008, Katsumi Nakamura, President of Dongfeng Motor Company Ltd, Nissan's joint venture in China, will be appointed Executive Vice President, Leader of Asia Africa Management Committee, responsibilities currently handled by Patrick Pélata, EVP, Plan, Product-Planning, Programs. He will report to Carlos Ghosn, President and CEO of Renault. He will be a member of the Renault Group Executive Committee (CEG).

"I welcome Katsumi Nakamura, who has a proven track record in developing business in China, where he established Nissan joint venture operation from scratch. With Katsumi Nakamura joining Renault, we take another significant step forward in the Alliance: this will be the first time for a Nissan executive to become a member of the Renault Group Executive Committee", declared Carlos Ghosn.

Katsumi Nakamura was born on June 23, 1953. He was educated at Tokyo University from where he graduated with a Master degree in Aeronautical Science. He joined Nissan in April 1978. He started his career as engineer in Body Design and then moved to Corporate Planning and Product Planning. In January 2000, he joined the Program Director department as Program Director for SUV line up and become a member of Nissan's North America Management Committee. In April 2002, Katsumi Nakamura was in charge of establishing Nissan operations in China and in July 2003 he was appointed President, Dongfeng Motor Company Co, Ltd., Nissan's joint venture partnership in China.

Asia Africa region covers Australia, Indonesia, Japan, Malaysia, New Caledonia, New Zealand, Singapore, Tahiti, Thailand, India, Pakistan , Korea, China, Taiwan, Hong Kong, Iran, Egypt, Israel, Lebanon, Libya, Saudi Arabia, Syria, Jordan, Gulf countries, South Africa, sub Saharan African countries

Press contact:
Raphaëlle Gomez: +33 (0) 1 76 84 64 69
E-mail: raphaele.gomez@renault.com

Direction de la Communication
1967, rue du Vieux Pont de Sèvres – 92109 Boulogne Billancourt Cedex
Tel.: + 33 (0)1 76 84 64 69 – Fax: + 33 (0)1 76 89 08 56
Sites : www.renault.com & www.media.renault.com

END